76

04024899

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Oilfield Services Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34696 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dly

DAT : 5/7/04

CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

ARls
12-31-03

COSL

2003 年報



Company Background

We, China Oilfield Services Limited (" COSL "), are the leading oilfield services provider in the offshore China market. Our services cover each phase of offshore oil and gas exploration, development and production. Our business is divided into four core business segments: drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

As at December 31, 2003, we owned 12 drilling rigs, including nine jack-ups and three semi-submersibles. We also dry-leased one jack-up rig. The demand for our drilling services has grown steadily. In 2003, we drilled 57 exploration wells and 139 development wells. We offer a full range of well services that include wire-line logging, fluids, cementing, directional drilling and well completion.

We own and operate the largest and most diverse fleet of marine support vessels offshore China, with 58 offshore marine support vessels as of December 31, 2003, and also own and operate five oil tankers. In addition, we offer geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. We also offer these services in other regions, including Asia, North and South America, Africa and Europe.

Contents

Pursue Excellence to Gain Trust of Capital Markets

Create Value to Shareholders

Better Serve Our Customers and Expand Market

Become a Service Provider to Global Oil Industry

We Must Do Better!

Awards Received by COSL Since its Listing:

— 2002 "Best Investor Relations for IPO" 1st Runner up by *IR Magazine*

— 2003 "10 Best Managed Companies" by *Finance Asia*

— 2003 "10 Best Small Companies" and "10 Most Accessible Management" in Asia by *Euro Money*

On February 14, 2003, COSL was included in the 200 constituent stocks in the Hang Seng Composite Index

Chairman's Statement

During 2003 COSL has increased shareholders' value by delivering a promising business performance. By embracing consistent high standards in operations and management, and transparent corporate governance, we have gained the additional confidence of the capital markets. Our Quality, Health, Safety and Environment (QHSE) program has also provided a quality living and working environment to our employees as well as to the community within which we operate.



Fu Chengyu
Chairman

To our shareholders,

2003 represented the first full fiscal year since our listing on the Main Board of the Hong Kong Stock Exchange. It is my pleasure to announce that COSL has increased shareholders' value by delivering a promising business performance. By embracing consistent high standards in operations and management, and transparent corporate governance, we have gained the additional confidence of the capital market. Our Quality, Health, Safety and Environment (QHSE) program has also provided a quality living and work environment to our employees as well as to the community within which we operate. We have been able to operate reasonably efficiently during 2003.

Total turnover for the year amounted

to RMB3,062.3 million, representing an increase of 12.3% over 2002. Net profit surged 31.5% from RMB354.4 million in 2002 to reach RMB465.9 million in 2003. The Board of Directors has recommended a final dividend of RMB2.27 cents per share for the year ended December 31, 2003. Plus our special interim dividend, our 2003 dividend reached approximately 30% of our net profit.

With our business track record, COSL (HK Stock Code: 2883) is gradually gaining recognition from the capital markets. Our share price grew by 45% in 2003. In February 2003, COSL was included in the 200 constituent stocks in the Hang Seng Composite Index. In addition, COSL was elected as one of 2003 's "10 Best Small Companies" in Asia and 2003 's "10 Most Accessible Management" in Asia by *Euro Money* as well as 2003 's "10 Best Managed Companies " by *Finance Asia*.

Throughout the years, the robust economic growth in the PRC has stimulated the demand for oil and gas. As a result, oilfields offshore China have played an increasingly important role in providing oil and natural gas to the PRC market. Offshore China represents a huge potential and I have put much emphasis on our services to offshore oil and gas exploration and development in China. I am also aware of the enormous responsibilities the management has to bear on their shoulders. CNOOC Limited has already announced that its capital expenditure for exploration in 2004 will double that of 2003 to reach between US$270 million to US$290 million, while its capital expenditure for development in 2004 will increase between 52% to 62% to reach between US$1.6 billion to US$1.7 billion. This is a clear indication that the senior management of CNOOC Limited are highly confident of the potentials of offshore oil and gas exploration and development in China.

According to International Energy Agency's statistics, China's daily oil consumption in 2003 reached 5.76 million barrels and exceeded Japan to become the world's second largest country for oil consumption. Total import by China of crude oil in 2003 increased by 31.3% over 2002 to reach 91.12 million tons, accounting for approximately 35% of nationwide oil consumption. Strong market demand drives oil companies in the PRC to seek oil and gas resources overseas. As the international price level for crude oil remains relatively high and E&P companies increase their capital expenditure in exploration, development and production, oilfield service industry gradually recovered from the relatively low level of activities in 2002. COSL will maintain its leading position in the PRC market while further extending its reach to overseas markets. In its overseas drive, COSL will focus on developing key markets such as Southeast Asia and Caspian Sea. With Mr.Alan Good's team joining us, COSL is confident of its further development in the international market.

At present, COSL is the only listed integrated oilfield services provider in China. COSL enjoys a competitive edge in terms of market penetration, scope of services and customer relationships in the offshore China market. Aware of the increasing market competition, COSL will endeavor to maintain its leading position by developing new competitive strengths. To meet the robust demand in the PRC, COSL is increasing its capital expenditures and upgrading its equipment. To fulfill the growing demand for drilling services offshore China, COSL has decided to bring back the Bohai IX rig from Nigeria as well as to lease a 300-feet foreign drilling rig. As at the end of 2003, COSL operated a total of 13 drilling rigs, among which 12 drilling rigs operate offshore China. In addition, COSL added five new AHTS and standby vessels and acquired two logging-while-drilling (LWD)and Ontrack measuring-while-drilling (MWD)logging tools. To ensure our market leadership, we will continue our capital expenditures in 2004, with part of the proceeds from our 2002 share offering to further grow our company. We have signed construction contract for a new 400 feet jack up rig in the first quarter in 2004. In addition, COSL is building 11 AHTS vessels and standby vessels and one integrated investigation vessel. We are also upgrading our equipment for seismic data collection and processing. All of these new technical capabilities will contribute to COSL's continuous growth.

Needless to say, simple enhancement in equipment and capabilities alone cannot ensure our sustainable growth. Therefore, we continue to strive for improvement in our management and innovation in our operations. Professional management and technical innovation have always been the two main engines of our development. The restructuring and listing of COSL are the results and first step of our never-ending pursuit of better corporate management and better operational efficiency. I am keenly aware that managerial innovation is a perennial topic for both CNOOC Group and COSL. Last October, I was appointed President of CNOOC Group and Chairman and CEO of CNOOC Limited. In November, I resigned from the position of CEO of COSL, and the COSL Board of Directors appointed Mr.Yuan Guangyu, then Chief Operating Officer of COSL, to take over my CEO role. Mr.Yuan is highly competent, with solid management experience and remarkable leadership capabilities. We have had in-depth discussions in regard to COSL's development, as well as how to continuously create value for our shareholders. We share the same visions on many issues, including how to strengthen our corporate governance and business culture, to increase our corporate transparency and to realise the best value for our shareholders. I believe, Mr.Yuan is the ideal candidate for bringing valuable managerial innovations and technical capabilities to COSL. I am confident that Mr.Yuan will lead COSL to further success. I would like to take this opportunity to thank our shareholders for your continued confidence and support, as well as Mr. Yang Yexin, our former Executive Director, for his tremendous contribution to the successful listing and operations of COSL. In October 2003, he resigned as an Executive Director to take on a new appointment. Last but not least, I have to thank our competent and dedicated employees for their magnificent work in the past year. They are indeed the most valuable assets of COSL.



Fu Chengyu
Chairman

March 23,2004



CEO 's Report

Dear Shareholders,

COSL achieved solid operating results in 2003. As the CEO of COSL, I am pleased to report our achievements in the past year and introduce to you our future development plans.

Continued growth and increased profitability

Benefiting from the robust economic development in China and the strong growth in exploration and production offshore China, COSL's turnover in 2003 reached RMB3,062.3 million, an increase of 12.3% over 2002. Operating profit was RMB549.8 million and net profit was RMB465.9 million, representing increases of 13.8% and 31.5%, respectively, compared to 2002. The operating profit margin and the net profit margin reached historical highs of 18.0% and 15.2%, respectively. In particular, drilling services and geophysical services recorded encouraging results in 2003. Drilling services experienced a 20.5% growth, primarily attributable to increased drilling activities and higher day rates we charged. Geophysical services grew by 22.8%, on top of the 25.6% growth in 2002. We managed to achieve this growth in geophysical services largely because we continued to capture opportunities in the domestic 2D seismic market and to further develop our domestic 3D seismic business. With newly-built vessels in service, our marine support and transportation business realized a 4.9% growth. For well services, during the first half of 2003, we faced increased competition and pricing pressure, but during the second half, we responded to market requirements quickly and were able to utilize our Integrated Project Management (IPM) program to meet the needs of our customers. By the end of the year, well services contributed RMB672.5 million to our turnover in 2003, very much matching RMB671.6 million in 2002.

As of the end of 2003, COSL's total assets grew by 3.4 % to RMB8,231.0 million. Shareholders' equity grew by 5.9 % to RMB6,545.1 million. The debt-to-assets ratio was a modest 20.5%, which fell by 2% compared to 2002.

COSL achieved its operational goals during its first full year of operation since its restructuring and listing in November 2002. With double-digit growth in both turnover and profit, we have fulfilled our promise to our shareholders.

Exploiting our strengths in new markets,a strategy in our business development

In 2003, we worked hard to maintain our dominant position in the offshore China market and continue to enhance our competitive strengths. The following are selected highlights of our business development in 2003:

- We were able to further market our IPM capabilities. Our IPM program not only provides our customers with a one-stop shop opportunity, but also works to require further service integration across our business segments. It forces us to integrate our core professional strengths and to deploy our internal and external resources efficiently and to make them available for sharing across segments. As a result, we increased our turnover by serving our customers better. For example, we were awarded a bundling service contract in 2003 to service development wells in the Kerr-McGee CFD11-1/2 block and also to perform well completion for the BZ25-1 development well. In 2003, turnover generated from our IPM program amounted to RMB437.0 million, contributing 14% to our total turnover, 5% higher than its 9% turnover contribution in 2002.

- We actively seized market opportunities to grow our business. At present, oilfield services to production projects are experiencing rapid growth. Convinced by continuous growth in a number of offshore oilfields, COSL's management believes well workover will be one of our fastest growing businesses. We also expect our well workover business to bring other well services required by production fields. As such, we worked hard to enhance our well workover capability and technical support. For example, we earned a good mention and gained market recognition through our well workover pump service turnkey contracts. Through our agreement with ConocoPhillips to provide well workover services to its Penglai 19-3A block, we were also able to secure opportunities to provide further well workover services, including equipment manufacturing, installation, mainterance and operation.

- We increased our presence in the overseas markets. Turnover generated from our overseas activities contributed approximately 10% to our total turnover. We are determined to become an international player in the oilfield services market. After Bohai IV provided services in Indonesia for over a year, it again was awarded another contract in an open bid in Indonesia. It is now evident that we have reinforced our presence in the Indonesian market. We are hoping to use this presence in Indonesia to offer other services there and to increase our market share and profitability.

Meanwhile, we have hired a number of experienced overseas professionals to join our management team. One of them is Mr.Alan Good, who was appointed Vice President for our overseas market development and management.

Enhancing our equipment and technical capability as the key to sustainable growth

Equipment and technical capabilities are indispensable to an oilfield services company. In 2003, we used part of the proceeds from our global offering to improve our hardware. In addition to commissioning five newly-built AHTS and standby vessels into our marine support fleet, we launched our construction project to build a new jack-up rig with the ability to drill in water depths of up to 400 feet. In an effort to alleviate the current shortage of jack-up rigs in the domestic market, we dry-leased a foreign drilling rig in 2003 to perform drilling services in the Bohai Bay area. We also procured logging-while-drilling (LWD) and Ontrack measuring-while-drilling (MWD) logging tools to increase our capability in high-end well



Yuan Guangyu
Chief Executive Officer



services business. These capital expenditure projects played and will continue to play an important role in COSL's technical competitiveness and its overall business growth.

We have strengthened our research and development capabilities by developing in-house an enhanced logging and interpretive system (ELIS) and a low-temperature cementing system. We intend to further improve our equipment and technology that are important to our overall competitiveness, such as those used for high-temperature mud salt level control, shallow water cementing and data transformation services.

Always put people first when it comes to health,safety and environment

At COSL, we value employees' health, safety and overall environment, which is also the essence of our Quality, Health, Safety and Environment (QHSE) program. As such, we have put much emphasis on ISM certification as part of our QHSE program in 2003. As a result of our hard work, we have successfully obtained an ISM certification as well as the certification from China Maritime Administration. The outbreak of SARS in the first half of 2003 challenged our contingency system and adaptability. In the end, however, we did not record a single case of infection and our business operated smoothly.

In 2003, our OSHA occupation incident rate was 0.22, exhibiting a reasonably safe working environment.

Thoughts on 2004

Under the leadership of Mr.Fu Chengyu, our Chairman and former CEO, we achieved encouraging results in 2003. In November 2003, Mr.Fu took up a new post and resigned from his position as CEO while retaining his post as the Chairman of our Board of Directors. It is my honor to be appointed CEO by the Board of Directors. With over 20 years of experience in the oil industry, I am confident of my experience and competence as well as COSL's prominent management team and immense development potential.Looking ahead into 2004, COSL's management and I will continue to embrace the corporate mission of "We must do better" and create the best value for our shareholders. With the rapid development of the Chinese economy and the increasing demand for resources in the PRC markets, we believe the exploration and development activities offshore China will remain vigorous. The international market for oilfield services should also cater to COSL 's future development. Our strategy is to focus on technology, cost effectiveness, integration and overseas expansion. We are well-prepared in capturing the opportunities ahead and further develop our business.



Lastly, I would like to thank all our employees for their hard work and team spirit. I would also like to thank our shareholders for your trust in COSL. We will work harder to deliver better operating results to our shareholders.

袁光宇

Yuan Guangyu
Chief Executive Officer

March 23,2004

Financial Highlights

Selected Income Statement

	Year ended December		
	2003 RMB'000	2002 (Pro forma) RMB'000	2001 (Pro forma) RMB'000
Turnover	3,062,255	2,725,782	2,365,566
Other revenues	11,720	4,600	20,996
Total operating expenses	(2,524,200)	(2,247,360)	(2,036,972)
Profit from operations	549,775	483,022	349,590
Finance costs	31,459	4,954	18,191
Share of profit of jointly-controlled entities	48,932	42,600	47,837
Share of loss of an associate	-	-	(3,434)
Profit before tax	630,166	530,576	412,184
Tax	(164,260)	(176,190)	(139,106)
Net profit from ordinary activities attributable to shareholders	465,906	354,386	273,078

Selected Consolidated Balance Sheet

	Year ended December		
	2003 RMB'000	2002 (Pro forma) RMB'000	2001 (Pro forma) RMB'000
Non-current assets	4,975,730	4,457,870	3,242,867
Current assets	3,255,325	3,499,662	1,787,195
Current liabilities	544,952	609,638	1,721,057
Total assets less current liabilities	7,686,103	7,347,894	3,309,005
Non-current liabilities	1,140,967	1,167,299	374,000
Capital and reserves	6,545,136	6,180,595	2,935,005

Turnover


RMB('000)
3,500,000
2,800,000
2,100,000
1400,000
700,000
2,178,449
2,365,566
2,725,782
3,062,255
00
01
02
03

Net Profit


RMB'000
500,000
400,000
300,000
200,000
100,000
286,856
273,078
354,386
465,906
00
01
02
03

Revenue by Segment

RMB'(000)



308,086
(13.0%)
476,924
(20.2%)
595,072
(25.1%)
985,484
(41.7%)
2001
387,046
(14.2%)
602,710
(22.1%)
671,612
(24.7%)
1,064,414
(39.0%)
2002
475,263
(15.5%)
631,972
(20.6%)
672,522
(22.0%)
1,282,498
(41.9%)
2003

Capital Expenditure by Segment

RMB(000)



267,457
(28.9%)
252,094
(27.3%)
120,684
(13.0%)
284,554
(30.8%)
2001
43,256
(5.7%)
134,609
(17.6%)
465,064
(60.9%)
120,563
(15.8%)
2002
38,000
(3.0%)
222,000
(17.7%)
630,000
(50.2%)
366,000
(29.1%)
2003

* Capital expenditures include cash prepayments/down payment for plant and equipment which are not yet put into use

Drilling
Well Services
Marine Support & Transportation
Geophysical

EBITDA & EBITDA Margin



RMB(000)
%
1,500,000
1,200,000
900,000
600,000
300,000
100
80
60
40
20
826,628
791,804
1,071,594
1,208,000
00
01
02
03
EBITDA
EBITDA Margin

Management Discussion & Analysis

Riding on higher global demand for oil and gas, higher oil prices and increased exploration, development and production activities from oil and gas companies, 2003 was a year of progress for the global oilfield services industry.

Industry Review

2003 was a tumultuous year in international politics. But for the global oil industry, it was an unconventional year. Oil prices fluctuated throughout 2003 and stood high at an average of US$30.34/barrel largely as a result of the oil industry strike in Venezuela and war in Iraq.

In terms of crude oil demand, a report published by the International Energy Agency (IEA) indicated that world crude oil consumption in 2003 was approximately 78.46 million barrels/day, an increase of 1.9% compared to 2002. USA, which consumes approximately one fourth crude oil in the world, experienced an increase in heating oil consumption during the first quarter and domestic natural gas in the USA averaged US$5.29/tcf. Imports of crude oil by the USA increased. In Japan, 17 nuclear plants were shut down (five of which have come back into operation), which led to a surge in demand for crude oil. In China, economic growth managed to record an impressive 9.1% growth, which added further demand for crude oil. According to the IEA, China has surpassed Japan to become the second largest consumer of oil in the world at 5.76 million barrels/day, or 7.1% of total world consumption. China imported a total of 91.12 million tons of crude oil in 2003, increasing by 31.3% compared to 2002. This rise of demand in China was primarily due to a surge in demand for electricity and increase in automobile ownership.



In terms of global crude oil supply, average crude oil production was approximately 82.10 million barrels/day, an increase of 4% compared to 2002. OPEC accounted for an average of 25.8

million barrels/day, which represented an over-production of 1.3 million barrels/day, but 145,000 barrels less than the average daily production in 2002. In 2003, production increases from non-OPEC countries, especially Russia, North Sea in United Kingdom and Brazil had in a way offset a production decline from OPEC countries. As such, there was basically a balance in overall global oil supply.

Riding on higher global demand for oil and gas, higher oil prices and increased exploration, development and production activities from oil and gas companies, 2003 was a year of progress for the global oilfield services industry, shaking off uncertain prospects from 2002.

As the dominant integrated oilfield services provider in the offshore China market, COSL's performance was most influenced by exploration and development activities offshore China. According to public information released by CNOOC Limited(0883.HK), capital expenditure in exploration and development in the offshore China market recorded a CAGR of 20.7% between 1997 and 2002 and the capital expenditure in exploration activity grew at a CAGR of 22.7%. COSL benefited from this continued growth of exploration and development activities offshore China, which led to a strong and steady growth in all areas of our business. The number of exploration wells we drilled



remained the same as 2002 at 57, while the number of development wells we drilled surged to 139, representing an increase of 73 wells over 2002.

Apart from drilling services, COSL offers a full range of other oilfield services, including well services, marine support and transportation services as well as geophysical services, spanning each phase of the exploration, development and production process. In line with our long-term development strategies, we will continue to synergize and integrate our services so as to provide efficient, effective and professional services to our customers.

Drilling Services



Spirit of Our Corporate

"Valuing Human Asset and Innovation"



Management Discussion & Analysis

We are the dominant provider of drilling services in the offshore China market. We also provide well workover services to our customers in connection with our production related drilling services.

Business Review

Drilling Services

We are the dominant provider of drilling services in the offshore China market. We also provide well workover services to our customers in connection with our production related drilling services. As of December 31, 2003, we owned 12 drilling rigs and operated one additional rig as a dry-lease. Seven out of our 13 drilling rigs operated in the Bohai Bay. Three drilling rigs were deployed in South China Sea, two of which were semi-submersibles. Another semi-submersible operated in East China Sea, while one of our jack-up rigs was assigned to offshore Jakarta, Indonesia. The jack-up drilling rig we leased in November 2003 was subject to renovation and did not come into service until early 2004.

We mainly work under two types of drilling contracts. The first type is called well-by-well contracts, which covers one or more independent wells based on fixed day rates. Most of our drilling contracts fall into this category. The other type is IPM contracts, which typically provides a lump sum payment for drilling and related oilfield services for a specified number of wells.

In 2003, demand for our drilling services remained strong. We drilled a total of 196 wells in 2003 (including 25 wells currently under development). The number of exploration wells we drilled remained the same as 2002 at 57 wells (including six wells in overseas projects), while the number of development wells we drilled surged to 139 wells (including 19 wells in overseas projects), compared to 66 wells in 2002.

Benefitting from high exploration and development activities offshore China, demand for our drilling rigs, especially for our jack-up rigs remained strong. In 2003, our drilling rigs operated for a total of 3,525 days, an increase of 298 days compared to 2002. Operating days for our jack-up rigs increased by 466 days over 2002 while our semi-submersibles operated 168 days less compared to 2002. Preparation days fell



Wells Drilled by COSL



Wells Drilled
200
160
120
80
40
97
98
99
00
01
02
03
26
56
34
31
25
161
27
117
24
134
57
66
57
139
Development Wells
Exploration Wells

Wells Drilled by Jack-up & Semi-submersible



Wells Drilled
200
160
120
80
40
97
98
99
00
01
02
03
75
7
43
22
172
14
109
35
146
12
95
28
176
20
Semi-submersible
Jack-up

Utilization Rates



%
WTI
US$bbl
100%
90%
80%
70%
60%
60
50
40
30
20
99
00
01
02
03
83
100
98
100
98
100
86
93
94
65
Semi Utilization
Jack-up Utilization
WTI

Management Discussion & Analysis

by 363 to 345 days in 2003, compared to 708 days in 2002, resulting in an increase in the number of days available for operation. This increase, together with a decrease in operating days for our semi-submersibles, led to a decline in the overall utilization rate, from 87.9% in 2002 to 87.4% in 2003. The average utilization rate for our jack-up rigs increased from 86.4% in 2002 to 94.1% in 2003, while the average utilization rate for our semi-submersibles decreased from 93.1% in 2002 to 65.0% in 2003. Overall day rates we charged went up by 5.5% in 2003. Average day rate for our jack-up rigs increased by 8.2% from US$29,102/day in 2002 to US$31,501/day in 2003. Average day rate for our semi-submersibles increased by 11.6% from US$44,910/day in 2002 to US$50,115/day in 2003.

Together with our drilling services expansion, our production platform well workover services picked up momentum. In 2003 we completed well workover jobs of 6,600 days/team, or 828 wells, an increase from the 4,820 days/team or 815 wells in 2002. In 2003, we performed well workover services in Liaodong Bay, Suizhong 361, Boxi and Bonan blocks, and had successfully reduced the conventional pump recovery cycle from 11 days to 7.84 days. On the other hand, we entered into a production platform well workover service agreement with ConocoPhillips China in September 2003 for the development of the Peng Lai 19-3 block. The three-year contract calls for COSL to build a well workover rig for the block, and to provide well workover services to this production sharing company.

During the year, our drilling rigs performed most drilling operations in the Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. Bohai 4 provided drilling services offshore Indonesia. Bohai 9 completed its drilling assignment offshore West Africa and began working on a new drilling assignment in the Bohai Bay area in December 2003.

In April 2003, with a view to satisfying the ongoing market demand for drilling services, COSL initiated its construction program to build a new jack-up rig that can drill in water depths of up to 400 feet. As of the end of the year, we were reviewing bids from potential construction shipyards.On March 29, 2004, we signed the construction contract with Dalian New Ship Building

Comparative Day Rates


US$/day
70,000
60,000
50,000
40,000
30,000
20,000
10,000
41,322
48,622
50,019
44,910
50,115
14,896
20,149
26,655
29,102
31,501
99
00
01
02
03
Jack-up
Semi-submersibles

Wells Drilled by Area

	1998	1999	2000	2001	2002	2003
Bohai Bay	36	167	109	144	76	134
East China Sea	1	-	4	1	-	1
Eastern South China Sea	19	11	7	4	7	11
Western South China Sea	9	8	24	9	40	25
Overseas	-	-	-	-	-	25
Total Wells Drilled	65	186	144	158	123	196

List of 2003 Rig Assignments

Rig	Contract	Operator	Drilling Start Day	Wells	Location
BH4	Drilling	CNOOC SES	01/18	25	Indonesia
BH5	Drilling	CNOOC	01/17	6	Bohai Bay
BH5	Drilling	CNOOC	06/26	34	Bohai Bay
BH7	Drilling	KERR-McGEE	02/04	11	Bohai Bay
BH7	Drilling	CNOOC	10/18	8	Bohai Bay
BH8	Drilling(IPM)	PHILLIPS	01/20	2	Bohai Bay
BH8	Drilling	CNOOC	04/09	2	Bohai Bay
BH8	Drilling	CNOOC	05/08	17	Bohai Bay
BH8	Drilling	KERR-McGEE	11/14	6	Bohai Bay
BH9	Drilling	AMNI	STANDBY	0	Nigeria
BH9	Drilling	CNOOC	12/28	1	Bohai Bay
BH10	Drilling	CNOOC	02/17	7	Bohai Bay
BH10	Drilling	KERR-McGEE	05/05	1	Bohai Bay
BH12	Drilling	CNOOC	02/14	4	Bohai Bay
BH12	Drilling	CNOOC	05/25	17	Bohai Bay
NH1	Drilling	PHILLIPS	01/27	13	Bohai Bay
NH1	Drilling	CNOOC	11/03	5	Bohai Bay
NH2	Drilling	HUSKY	01/04	2	South China Sea(W)
NH2	Drilling	CNOOC	03/01	3	South China Sea(E)
NH2	Drilling	CNOOC	07/27	1	South China Sea(W)
NH2	Drilling	CNOOC	12/24	1	South China Sea(W)
NH4	Drilling	CNOOC	02/07	17	South China Sea(W)
NH5	Drilling	CNOOC	02/10	5	South China Sea(E)
NH5	Drilling	TCPOC	09/26	1	South China Sea(E)
NH5	Drilling	CNOOC	12/22	1	East China Sea
NH6	Drilling	DEVON	02/02	1	South China Sea(E)
NH6	Drilling	SHELL	02/24	1	South China Sea(E)
NH6	Drilling	CNOOC	10/08	2	South China Sea(W)
NH6	Drilling	CNOOC	12/04	2	South China Sea(W)
				Total 196	

Heavy Industries Co., Ltd to build the jack-up rig for a total contract price of RMB450 million, including the installation, but excluding the purchase, of the relevant drilling-related systems and equipment. In addition, COSL dry-leased a jack-up rig in November 2003. Built in 1976, the jack-up rig has legs of 127.2 meters long,and is capable of drilling depths of up to 6,000 meters. The charter contract has a duration of eight years, (includes periods of renovating and upgrading). The rig was transported to Dalian City in November 2003 as provided in the agreement, and was deployed in early 2004 for drilling exploratoin wells in the Bohai Bay area following a preliminary upgrade.

Well Services



Guidelines for Our Employees

"Integrity Professionalism Coordination"



Management Discussion & Analysis

The well services we offer include wire-line logging, drilling fluids, directional drilling, cementing and downhole services and data totalization services (DTS).

Well Services Revenue Breakdown


RMB mn
300
250
200
150
100
50
239
213
179
172
138
120
72
113
49
54
Logging
Fluid
Cementing
Directional Drilling
Others
2002
2003

Well Services Job Breakdown


No.of Job
600
500
400
300
200
100
536
433
219
217
108
162
93
139
Logging
Fluid
Cementing
Directional Drilling
2002
2003

Well Services

We provide a full range of well services to exploration and production companies operating offshore China in addition to certain onshore projects. The well services we offer include wire-line logging, drilling fluids, directional drilling,cementing and downhole services and data totalization services (DTS).

Logging

We provide onshore and offshore logging services for open-hole, cased hole production wells, including on-site logging data collection and processing. These services include tubing-conveyed perforation (TCP) and well engineering services. In 2003, we successfully promoted new logging technologies to our customers, such as dual TCP and reservoir regulation. We conducted 433 logging trips throughout the year, compared to 536 trips in 2002. Turnover from logging services decreased by 10.9% from RMB239 million in 2002 to RMB213 million in 2003. This decrease was mainly due to fewer exploration activities by our customers (37 wells in 2003; 43 wells in 2002),and their strategic adjustments resulting in reduction single-well logging trips and volume.

Drilling Fluids

We offer drilling fluids services in conjunction with our drilling services, which include technical fluids services, sales of drilling fluids materials and rental of drilling fluids equipment. The offshore China market has evolved to using oil-based mud and high performance clog reduction fluids. We provided drilling fluids services to a total of 217 wells in 2003 in our drilling, well completion and well workover services, slightly decreasing from the 219 wells in 2002. Turnover generated from these services amounted to RMB172 million and RMB179 million, respectively, in 2003 and 2002.

Cementing

We specially designed our cement slurries to match various well specifications, such as density, thickening time and compression strength. We also provide cement lab testing, additives and other related services to our customers. In 2003, we offered new technologies including low-density high strength cement slurries and enhanced latex system for development wells in the Bohai Bay and exploration wells in the

South China Sea. These new technologies were well received by our customers. In 2003, we completed cementing services on 162 wells, representing an increase of 54 wells compared to 2002. The increase was primarily due to an increase in the development wells subject to such service during the year. Turnover generated from cementing services in 2003 and 2002 were RMB121.0 million and RMB133.0 million, respectively. Cementing turnover declined by 9% compared to 2002 mainly because we did not perform cementing jobs for higher priced HTHP wells, as we did to two HTHP wells in 2002 (Rates we charge for cementing services performed on an HTHP well are usually higher than the rates we charge for cementing services performed on a normal well).

Directional Drilling

We offer a complete line of directional drilling services, including directional, horizontal, slim hole directional and cluster well drilling. We performed directional drilling on 139 wells, an increase of 46 wells compared to 2002. Turnover from directional drilling services in 2003 and 2002 amounted to RMB113.0 million and RMB72.0 million, respectively. This 56.9% increase was mainly due to a large increase in the number of development wells we drilled compared to 2002. Another reason for the boost in turnover was attributable to our use of additional LWD tools and high end directional rotating and steering tools.

Other Well Services

We offer other well services, including downhole drilling and Data Totalization Services (DTS) to our customers. Downhole services are associated with well completion, well workover and productionenhancement. This service typically revolves around servicing pipelines, filtering drilling fluids, sand control, acidization, wireline technology services, Navi pump operation, and coring and downhole tools servicing.

DTS serves as a real-time data transmission platform between the front line operation system and the back office strategic system. It puts together technical solutions, including data totalization, transmission and release, for oil exploration and development activities (such as drilling, geophysical surveying, gas surveying, drilling fluids, cementing, logging and directional drilling). It also provides comprehensive data processing and analysis and is as an accurate data source for information collected during drilling activities.

In 2003, turnover generated from other well services amounted to RMB54.0 million, representing a 10.2% increase as compared to RMB49.0 million in 2002. This increase was primarily attributable to a higher volume of downhole service activities.



Marine Support and Transportation Services



Standards for Our Company

"Dedicated to Perfection"



Our marine support fleet supports offshore oil and gas exploration, development and production by transporting materials, supplies and personnel to and from offshore facilities, move and position drilling structures as well as handle anchor and towing. Our oil tankers transport crude oil and refined petroleum products.



Marine Support and Transportation Services

We own and operate the largest and most diverse marine support and transportation fleet offshore China. As of December 31, 2003, COSL owned and operated 58 marine support vessels and five oil tankers. The fleet operates in the offshore China market as well as in other markets. Our marine support fleet supports offshore oil and gas exploration, development and production by transporting materials, supplies and personnel to and from offshore facilities, move and position drilling structures as well as handle anchor and towing. Our oil tankers transport crude oil and refined petroleum products. As of December 31, 2003, 32 out of our 58 marine support operated in the Bohai Bay area, 21 were deployed in South China Sea,four provided services in East China Sea and one was under repair. All five oil tankers operated in the Bohai Bay area.

COSL added a total of five newly built vessels to its fleet in the respective months of February, April, June, October and

November in 2003. We had originally intended to put all seven newly built vessels into operation by the end of 2003. However, delivery by the shipyard in which Nanhai 221 and Binhai 287 were built was delayed until 2004. Nanhai 221 has been in operation since January 2004, while Binhai 287 started operation in March, 2004. As such, our marine support fleet consisted of 58 vessels as of the end of 2003. Due to the expansion of our fleet and a decrease in vessel repair days, total days of availability, total days of operation and average utilization rate increased in 2003. Total days of availability increased from 19,100 days in 2002 to 19,471 days in 2003. Total days of operation increased from 18,117 days in 2002 to 18,803 days in 2003. The average utilization rate for our marine support vessels reached 96.6%, compared to 94.8% in 2002. As a number of oilfields decreased their production in 2003,transportation volume of our oil tankers fell by 5.4%, from 1,228,274 tons in 2002 to 1,162, 327 tons in 2003.

In 2003, we disposed of one of our utility vessels, Binhai 219 and one of our tankers, Binhai 601, as they had difficulties in keeping up with current transportation needs due to aging. Binhai 219 and Binhai 601 were built in 1981 and 1979, respectively. We believe the disposal of the two vessels will not have a material adverse effect on COSL's business operation.

We continued to look out for opportunities in the global markets throughout 2003. Both deployed in the offshore Korea region near Pusan, Binhai 283 operated abroad for over four months starting from January 2003, while Binhai 291 operated abroad for two months starting from June 2003.

Key Specification
for each of the newly build vessels delivered in 2003:

Vessel	Type	Length(feet)	BHP	KW	DWT
BH286	AHTS	230	8,160	6,000	1,944
NH220	Standby	227	6,908	5,080	1,890
BH266	Standby	228	6,800	5,000	1,767
BH267	Standby	228	6,800	5,000	1,767
BH268	Standby	228	6,800	5,000	1,767

Availability Utilization Rate


%
100
95
90
85
97
98
99
00
01
02
03
Availability

Total Number of Fleet


70
60
50
40
30
20
10
00
01
02
03
Standby Vessels
AHTS Vessels
PSV Vessels
Utility Vessels
Oil Tankers

Total Number of Operating Days


20,000
15,000
10,000
5,000
7,469
8,717
9,513
01
02
03
Standby Vessels
AHTS Vessels
PSV Vessels
Utility Vessels

Geophysical Services



Core Values of Our Company

"Maximizing Benefits to Shareholders, Customers and Employees"



We are the leading provider of geophysical services offshore China. We also provide seismic and survey services in regions such as North and South America, the Middle East,Africa and Europe. Our geophysical services are divided into two categories: seismic services and surveying services.

Geophysical Services

We are the leading provider of geophysical services offshore China. We also provide seismic and survey services in regions such as North and South America, the Middle East, Africa and Europe. Our geophysical services are divided into two categories: seismic services and surveying services.

Seismic Services

We own and operate a fleet of six seismic vessels that provide seismic and offshore seismic data collection services. Our seismic fleet is equipped with modern seismic and navigational equipment, and is capable of gathering both 2D and 3D high resolution seismic data. Four of our seismic vessels mainly perform 2D seismic data collection, and have an annual seismic data collection capacity of 500,000km. The other two of our seismic vessels mainly perform 3D seismic data collection, and have an annual seismic collection capacity of 3,000km^2. We also own a central processing center, which has the capacity to process 400,000km of 2D and 4,000 km^2 of 3D seismic data per year. The central processing center is located in Tianjin and has a large database of seismic data collected from offshore China.

Seismic services recorded strong growth in 2003. We collected 46,737 km and 2,339km^2 of 2D and 3D seismic data, respectively. 2D seismic data collection fell by 3.5%, from 48,222 km in 2002. 3D seismic data collection, on the other hand, climbed 24.7%, from 1,875 km^2 in 2002. We also processed 10,944 km of 2D seismic data and 1,828 km^2 of 3D data in 2003. 2D seismic data processing activities slipped 32.6% from 16,244 km in 2002, while 3D seismic data processing activities recorded a decrease of 2.1% from 1,867 km^2 in 2002. The significant increase in revenue from geophysical services in 2003 corresponded to an increase in domestic demand and price increase for our 3D seismic services. Another factor for the growth was attributable to the rise in seismic data sales in the Gulf of Mexico.

During 2003, two of our six seismic vessels operated overseas for the entire 12 months. Nanhai 502 performed services offshore West Africa and Binhai 512 in the Gulf of Mexico. Both seismic vessels were engaged in 2D seismic data collection.

Surveying Services

We own and operate a fleet of three marine geotech survey vessels and provide survey services offshore China. We also own three light-weight drilling rigs and 24 large-scale construction equipment to perform onshore geotechnical investigation and platform foundation construction services.

We offer a variety of geotech survey services, including seabed topographical surveying, offshore construction appraisal, cable and pipeline surveying, geo-hazard analysis, soil sampling and analysis as well as drilling rig leg damage analysis. We also offer foundation analysis of platforms, pipelines, bridges, docks and other constructions, onshore seismic services, oceanographic appraisals, data processing, interpretation and reporting, along with a broad range of geophysics-related consultation services. In 2003, our geotech survey activities were comparable to those in 2002.

3D Seismic Date Collection


3D Seismic Date Collection
km²
4,200
3,500
2,800
2,100
1,400
700
3,508
1,875
97
98
99
00
01
02
03

2D Seismic Date Collection


2D Seismic Date Collection
km
60,000
50,000
40,000
30,000
20,000
10,000
13,056
34,047
29,684
58,071
52,359
48,422
46,737
97
98
99
00
01
02
03

3D Seismic Date Processing


3D Seismic Date Processing
km²
3,600
3,000
2,400
1,800
1,200
600
1,785
2,845
1,598
1,867
1,828
97
98
99
00
01
02
03

2D Seismic Date Processing


2D Seismic Date Processing
km
42,000
35,000
28,000
21,000
14,000
7,000
18,051
12,457
8,380
16,510
38,788
16,244
10,944
97
98
99
00
01
02
03



Integrated Project Management

We offer oil and gas exploration and production companies an Integrated Project Management (IPM) program. We tailor our services and products to special needs of our customers, capable of covering the entire life of an oil and natural gas field from discovery to abandonment. The program aims at sketching a systematic design, operation and project management services for our customers through our professional and extensive experience in oilfield services, in areas ranging from geophysical, reservoir, drilling, downhole services, to areas in oilfield construction, production and information technology. Our turnkey contracts are entered into as part of our IPM program. In 2003, with a view to meeting market expectations and to providing better services to our clients, we bundled our services into turnkey projects. Such approach allowed us to offer a more comprehensive package of technical services to our customers, which not only helps us to satisfy customer needs, but also to increase our overall income. Although the IPM program may increase our costs, we believe that the program is in line with our overall development plans as it may become a higher margin business if property managed. In 2003, we entered into nine contracts under our IPM program, a net addition of five contracts compared to 2002. Among them is the contract with Kerr-McGee China Petroleum Ltd. for the CFD 11-1/2 oilfield of the Caofeidian 04/36 Block in the Bohai Bay. The services contract is drilling based, and includes cementing, drilling fluids, directional drilling, sand-prevention, perforation, logging-while-drilling and other related services. Another example relates to our turnkey drilling contract with Sinopec Shengli Oilfield. After we completed the drilling turnkey contract, we entered into another turnkey contract related to well completion and downhole services with Sinopec Shengli Oilfield's for the CB32A block in 2003.

In 2003, our Integrated Project Management contributed RMB437 million, or 14% to our total turnover, a 5% increase as compared with the 9% contribution in 2002.



IPM Programs



Drilling Well Services
Turnkey Drilling Drilling & Well Services
Shopping Drilling
Shopping Drilling Well Services
Geophy Shopping Drilling Well Services

IPM Revenue Contribution



RMB mm
500
400
300
200
100
YoY Revenue
growth=74%
251
437
02
03

Financial Review

Trnover

Turnover in 2003 increased by RMB336.5 million or 12.3%, from RMB2,725.8 million in 2002 to RMB3,062.3 million in 2003. The increase in turnover was attributable to a substantial increase in turnover from drilling services and geophysical services, as well as a moderate increase in turnover from marine support and transportation services.

Turnover from drilling services increased by RMB218.1 million, or 20.5%, from RMB1,064.4 million in 2002 to RMB1,282.5 million in 2003, accounting for 41.9% of our total turnover. This increase was primarily due to an increase in drilling activities, an increase in day rates we charged for our drilling rigs, and an increase in well workover services provided to our customers on production platforms.

Well services turnover increased slightly by RMB0.9 million, or 0.1%, from RMB671.6 million in 2002 to RMB672.5 million in 2003. Turnover remained substantially the same as in 2002 mainly because the increase in such well services as directional drilling activities was offset by the decline in logging and cementing.

Turnover from marine support and transportation services increased by RMB29.3 million, or 4.9% from RMB602.7 million in 2002 to RMB632.0 million in 2003. The increase in turnover mainly resulted from services by the additional five newly-built vessels and an approximate 5% increase in average rates charged to our customers.

Geophysical services turnover increased by RMB88.3 million, or 22.8%,from RMB387.0 million in 2002 to RMB475.3 million. This increase was mainly due to a general increase in 3D seismic data collection activities as well as the prices we charged, and the additional revenue of RMB9.0 million of in seismic data sales in the Gulf of Mexico market.

Other Revenues

Other revenues increased by RMB7.1 million to RMB11.7 million compared to 2002. The increase mainly resulted from our sales of assets.

Operating Expenses

Total operating expenses increased by RMB276.8 million, or 12.3%, from RMB2,247.4 million in 2002 to RMB2,524.2 million in 2003. The increase in operating expenses was mainly due to an increase in repair and maintenance costs, lease rental expenses and other operating expenses. Repair and maintenance costs increased by RMB19.4 million, primarily due to an increase in drilling rig maintenance costs. The lease of additional well services equipment and the lease of convoy vessels in connection with growing geophysical activities have lead to an increase of

RMB60.0 million in lease rental expenses compared to 2002. Other operating expenses increased by RMB26.1 million, mainly due to an increase in provision for doubtful accounts. Depreciation of property, plant and equipment increased by RMB41.5 million, mainly due to the revaluation of our assets in connection with our restructuring and global offering in April 2002 and the addition of five marine support vessels and other equipment. Other selling, general and administrative expenses, however, decreased by RMB9.0 million.

Drilling services operating expenses increased by RMB208.5 million, or 26.1%, from RMB797.6 million in 2002 to RMB1,006.1 million in 2003. Driven by higher level of drilling activities, employee compensation costs increased by RMB39.0 million, or 24.1%, to RMB201.1 million in 2003. Repair and maintenance costs increased by RMB28.7 million to RMB100.1 million, primarily due to an increase in drilling rig maintenance costs. Operating lease expenses also increased by RMB16.2 million to RMB36.4 million as a result of increased overseas business activities. Other operating expenses increased by RMB18.9 million compared to 2002, mainly due to a larger provision for doubtful accounts. Costs related to the consumption of supplies, raw materials, fuel, services and others increased by RMB62.8 million, or 23.2%, compared to 2002.

Operating expenses for well services decreased by RMB16.6 million, or 2.8%, from RMB581.7 million in 2002 to RMB 565.1 million in 2003. The decrease in operating costs primarily resulted from a decrease in depreciation charges, repair and maintenance costs and other selling, general and administrative expenses.

Overall Revenue


RMB million
3,500
3,000
2,500
2,000
1,500
1,000
500
99
00
01
02
03
Drilling Services
Well Services
Marine Support & Transporation Services
Geophysical Services

Total Operating Expenses


RMB million
2,500
2,000
1,500
1,000
500
99
00
01
02
03
Depreciation of property, plant and equipment
Employee compensation costs
Consumption of supplies, materials, fuel, services and others
Repair and maintenance cost
Operating lease expenses
Other SG&A and other operating expenses

Depreciation charges decreased by RMB24.6 million to RMB87.5 million, which mainly resulted from the disposal of some of our well services tools and equipment. Other selling,general and administrative expenses fell by RMB9.5 million. Offsetting these decreases, there was an increase in lease of directional drilling equipment resulting in a RMB25.9 million increase in operating lease expenses.

Operating expenses from marine support and transportation services increased by RMB60.3 million, or 12.2%, from RMB493.2 million in 2002 to RMB553.5 million in 2003, primarily due to greater depreciation of fixed assets and operating lease expenses. Depreciation of fixed assets increased by RMB42.6 million to RMB205.4 million as a result of COSL 's revaluation of assets and the addition of five new vessels to its marine support fleet. Operating lease expenses increased by RMB4.1 million to RMB9.1 million, mainly because of our rental increase for our offices spaces and other facilities. Offsetting these increases, other selling, general and administrative expenses decreased by RMB2.2 million.

Geophysical services operating expenses increased by RMB24.5 million, or 6.5%, from RMB374.9 million in 2002 to RMB399.4 million in 2003. The increase in operating expenses was mainly due to growing seismic data collection activities, which led to a RMB25.4 million increase in consumption of supplies, raw materials, fuel, services and others. Operating lease expenses increased by RMB13.8 million, primariy due to increased leasing expenses for convoy vessels associated with the growth of


EBITDA & EBITDA Margin
RMB million
%
1,400
1,200
1,000
800
600
400
200
70
60
50
40
30
20
10
513
827
792
1,072
1,208
99
00
01
02
03
EBITDA
EBITDA Margin


Overall Net Income
RMB million
%
500
400
300
200
100
25%
20%
15%
10%
5%
88
287
273
354
466
99
00
01
02
03
Net Income
Net Margin

business activities. Offsetting these increases, depreciation expenses decreased by RMB14.3 million, reflecting the devaluation of our seismic vessels following an asset revaluation on April 30, 2002 in connection with our restructuring and global offering.

Operating Profits

Overall operating profits increased by RMB66.8 million, or 13.8%, from RMB483.0 million in 2002 to RMB549.8 million in 2003. Operating profit from geophysical services increased by RMB68.8 million, from RMB12.1 million in 2002 to RMB80.9 million in 2003. Drilling services operating profit recorded a growth of RMB12.3 million, or 4.6%, to reach RMB279.1 million. Well services realized an operating profit of RMB110.5 million, an increase of RMB18.1 million, or 19.6% compared to 2002. Operating profit from our marine support and transportation services decreased by RMB32.5 million, or 29.1%to RMB79.2 million.

Financing Gain /Loss

In 2003, we realized a financing gain of RMB31.5 million, increasing by RMB26.5 million from RMB5.0 million in 2002. This increase was primarily because we did not take out major loans following the repayment of bank and other loans in 2002. As a result, interest expenses decreased by RMB5.3 million while our cash deposit interests increased by RMB20.9 million.

Share of Profit from Jointly-Controlled Entities

Our share of profit from jointly-controlled entities increased by RMB6.3 million, or 14.8%, from RMB42.6 million in 2002 to RMB48.9 million in 2003. The increase largely resulted from a RMB5.3 million increase of profits from our well services joint ventures and a RMB1.0 million increase of profits from our geophysical services joint ventures.

Profit before Tax

Our profits before tax increased by RMB99.6 million, or 18.8%, from RMB530.6 million in 2002 to RMB630.2 million in 2003, mainly due to a significant improvement in operating results of our drilling services and geophysical services segments.

Taxes

With an increase in profits before tax and a reduction of RMB45.5 million in tax liabilities, our tax expenses decreased by RMB11.9 million, or 6.8%, from RMB176.2 million in 2002 to RMB164.3 million in 2003.

Profit after Tax

Our profit after tax increased by RMB111.5 million, or 31.5% from RMB354.4 million in 2002 to RMB465.9 million in 2003.

Distributions

In November 2003, we distributed a special interim dividend of RMB49.0 million. Furthermore, we expect to declare a final dividend distribution of RMB90.7 million for the year 2003.

Debt Servicing Ability

Cash Provided by Operations

Cash provided by operations in 2003 increased by 351.4 million, or 49.3%, from RMB713.3 million in 2002 to RMB1,064.7 million in 2003. While profits from operations increased by RMB66.8 million, depreciation costs increased by RMB41.5 million, and provisions for doubtful debts increased by RMB28.0 million. Increases in our accounts receivable in 2003 were relatively moderate, leading to an RMB103.4 million increase in cash provided by operations. On the other hand, an increase in accounts payable led to a RMB105.0 million increase in cash provided by operations. Moreover, the decrease in inventories also contributed to a RMB17.8 million increase in cash provided by operations.

Capital Expenditures and Investments

For the year 2003, total capital expenditures increased by RMB492.5 million from RMB763.5 million in 2002 to RMB1,256.0 million (Capital expenditures include cash prepayment/downpayment for plant and equipment which are not yet put into use). Capital expenditures for drilling services, well services, marine support and transportation services and geophysical services were RMB222.0 million, 366.0 million, RMB630.0 million and RMB38.0 million, respectively.

Cash Provided by Financing Activities

We had net cash outflow from financing activities of RMB101.4 million in 2003, consisting largely of cash outflow for dividends.

Outlook

The global economic environment is expected to continue for the better in 2004, and the economies in the USA, Japan and Europe are also expected to experience continued growth. A recent report published by the United Nations forecasted a 3% increase in economic growth for the year 2004. All the above are expected to stimulate oil consumption. Moreover, the robust economic growth in Asian including Chinese markets is expected to further increase global demand for petroleum products. The International Energy Agency predicts that global demand for petroleum products will increase by 1.5% in 2004, and expects global oil consumption to reach 1.7 million barrels/day in 2004, compared to 1.3 million barrels/day in 2003. Against this backdrop, activities in exploration and development offshore China are expected to grow, and we foresee a considerable increase in capital expenditure for exploration activities offshore China in 2004. As such, we intend to actively prepare ourselves to meet the anticipated increase of market demand for our services in the following ways:

For drilling services, seeing higher demand for exploration and development services offshore China, we will work hard to improve our management to ensure the highest efficiency of services from our drilling rig fleet. At the same time, we will continue to seek opportunities to expand our fleet so as to enhance operating capacity to meet market demand.

For well services, we will put into use the two sets of LWD and MWD tools we acquired in 2003, which will substantially enhance our competitive strengths in the high-end directional drilling market. Our self-developed SAS-IT system will also be put into full operation. In 2004, we will continue our endeavor to improve our technical capabilities, including research and development on peripheral oilfield development and technologies to increase production output and to extract thicker oil. We will also strive to expand our business in manufacturing and sales of certain oilfield technology tools.

For marine support and transportation services, we plan to add nine marine support vessels to our fleet in 2004 with a view to meeting the increasing demand generated by new oil and gas exploration, development and production activities, particularly in the offshore China market.

For geophysical services, we will renovate and upgrade our existing seismic equipment to increase our 3D seismic data collection capacity in 2004. In order to implement COSL's long-term development plan, we will commence the research and development of deep water seismic technology. With respect to survey services, we plan to add an integrated survey vessel to our existing fleet by the end of 2004. The vessel will be designed and built with the ability to inspect and repair marine structures.

In 2004, our main goals will be to maintain steady growth in our oilfield services business. As a result, we will have to maintain a relatively high level of capital expenditures, and to improve the quality and efficiency of our professional oilfield services, we have always eyed on the expansion of our business in domestic onshore and overseas markets, especially the latter. In overseas markets, we will continue to enlarge our market share in Southeast Asia and to selectively pursue other overseas markets with good potentials. In sum, COSL will continue to implement our core development strategies.

Quality, Health, Safety and Environment

Safety and Prevention as Priorities; Humanity and Life as Core Values; Credibility as Focal Point For Total Quality; Respect for Nature and Conservation of Environment

The quality and environmentally-friendly system is based on the following fundamental principles:

1. Safety first focus on prevention;
2. Participation of every employee;
3. Comprehensive QHSE measures as the priority for all activities;
4. Respect and protect our environment.

In 2003, COSL continued to improve its management for quality, health, safety and environment by emphasizing prevention of accidents as the basis of its corporate development and existence. COSL will continue to abide by its philosophy of "Safety and Prevention as Priorities; Humanity and Life as Core Values; Credibility as Focal Point For Total Quality; Respect for Nature and Conservation of Environment ".

COSL has attained the following achievements:

- established and implemented the ISM systems and QHSE management systems;
- Completed the implementation at all levels of a safety management and contingency network;
- Consolidated and streamlined COSL 's QHSE management networks at all levels;
- Further ensured compliance with various laws, regulations and procedures regarding production safety;
- Conducted health surveys for front-line staff;
- Sustained "Zero Infection " during the SARS outbreak and, drawing on lessons from the epidemic, perfected COSL'S contingency measures;
- Organized regular safety training programs for staff members.

With the concerted efforts of every team member, our operations in 2003 remained consistent and safe. In comparison to international standards, COSL's operations were outstanding in terms of safety as evidenced by the low occupational incident rate. Our QHSA occupational incident rate in 2003 was 0.22, which was far lower than the international standards of 0.75. If 1 represents the norm for one accident to occur in every 200,000 man-hour, then 0.75 is satisfactory.

COSL 's Occupational Incident Statistics for 2002 and 2003

	2002	2003
Scope		
Average Person	5,161	5,697
Man-Hour	12,888,000	17,141,789.2
Recordable Cases	29	18
Deaths	0	1
Wounds	29	17
Incident Rate	0.45	0.22



(I) Overview of the Company 's Corporate Governance

Adhering to the principle of protecting the interests of the investing public, the Company has further improved its governance structure based on its chararctecistics and needs and with reference to the Rules for the Goveranance of Listed Companies. The details are as follows:

1. Treating all shareholders equally and protecting their legal interests

(1) The Company treats all shareholders, especially the small and medium shareholders, equally; and it has been our policy that the shareholders and the internal staff of the Company shall not engage in any insider trading or maintain any relationship that is prejudicial to the interests of the Company and the shareholders.

(2) The legal interests of the shareholders are protected, and any matter that is material under the laws and administrative regulations will, in a timely, accurate and complete manner, be disclosed in the newspapers and on the websites designated by the relevant regulatory bodies for the purpose of ensuring the shareholders' rights to know and to participate.

The Company maintains regular contacts with the institutional and private investors. A corporate presentation will be held at the time when the annual and interim results are announced. All shareholders are encouraged to attend the annual general meetings, for which a 45-day notice will be given and at which the Directors will respond to any question that the shareholders may have and discuss past performance and future plans of the Company. The shareholders may vote according to the agenda prepared by the company secretary in accordance with the relevant adopting Board of Directors' resolutions.

(3) It is specifically stated in the Articles of Association of the Company that the general meeting of the shareholders is the supreme authority of the Company; the Company shall ensure the legality and effectiveness of the convening of and deliberation at the meeting.

(4) The relationship between the shareholders and the Company is under constant review. The controlling shareholders shall exercise their rights as fund contributors in accordance with the laws, and shall not exploit their special status for extra benefits. All major decisions of the Company shall be made at the general meetings. The election of Directors and Supervisors of the Company and the recruitment and dismissal of any senior management staff shall be conducted strictly in compliance with the procedures stipulated by the laws, administrative regulations and the Articles of Association of the Company. A separation of personnel, assets and finance is maintained between the Company and the controlling shareholders, with each responsible for carrying out its own audit and bearing its own liabilities and risks.

2.The Board of Directors discharges its obligations and responsibilities by acting in good faith and with due diligence

(1) Consistently adhering to the policy of being responsible to the general meeting of the shareholders, the Board of Directors of the Company performs its functions in strict compliance with the laws, the administrative regulations and the Articles of Association of the Company and treats all shareholders equally.

(2) In accordance with the Articles of Association of the Company, the Board of Directors is the executive body of the general meeting of the shareholders, performs decision-making in relation to the operations, investment and internal control of the Company, sets standards for and advises on the daily activities of the Board and the convening of meetings, thus ensuring work efficiency and scientific decision-making.

(3) In compliance with requirements of relevant laws, regulations, rules and the Articles of Association of the Company, the Board of Directors of the Company shall put into effect any decision by the general meeting of the shareholders and the undertakings made in the prospectus or otherwise;

(4) Two special committees have been established under the Board of Directors, namely, the Audit Committee and the Remuneration Committee, whose seats are held by independent directors. The Audit Committee is mainly responsible for supervising and examining the effectiveness of the financial reporting and internal control procedures of the Company. The Remuneration Committee is mainly responsible for advising the Board of Directors on the remuneration packages of the executives, and deciding on behalf of the Board of Directors the salary and terms of appointment of the executive directors and the management. No director shall participate in discussions regarding his/her renumeration package.

(5) By monitoring the work of the Secretary to the Board of Directors, the Company ensures that the Secretary to the Board of Directors will make active contribution in maintaining smooth communication between the Company and the regulatory bodies, and in ensuring the legality and effectiveness of the work of the Board of Directors and the Company's operation in compliance with the relevant laws and regulations;

(6) The Secretary to the Board of Directors maintains proper records of all matters discussed by the Board, collects signatures of the directors attending the Board meetings on the minutes, and maintains the minutes properly.

3.Supervisory Committee plays its supervisory role

(1) The Supervisory Committee is responsible to all the shareholders. Its core function is to supervise the finance of the Company. It also monitors the work of the Directors, Managers and other senior management staff, whereby ensuring the security of the assets of the Company, reducing the financial and operating risks of the Company and safeguarding the legal interests of the Company and the shareholders.

(2) To carry out the supervisory work smoothly, the members of the Supervisory Committee are all knowledgeable in law and finance, and are able to communicate with the shareholders, staff and other interested parties on a broad basis.

(3) The Supervisors attending a meeting and the recorder of the minutes of the meeting shall sign the minutes, which will be properly maintained.

(4) In strict compliance with the requirements of the laws, regulations and the Articles of Association of the Company in respect of the content and format in which information is to be disclosed, the Company truly, accurately and completely discloses information that may have a material impact on the decisions of the investing public, to ensure that all shareholders have equal access to the relevant information and enhance the transparency of the Company.

(II) Functions of Independent Directors

To meet the appointment requirement of the Listing Rules of SEHK, there are two independent directors on the Company's Board of Directors. In accordance with the relevant laws and regulations and the Articles of Association of the Company, the independent directors are to act in good faith and with due diligence to safeguard the overall interests of the Company, and, in particular, the legal interests of the small and medium shareholders, and to act independently when advising on any connected transactions and major events of the Company.

GENERAL MEETING OF THE SHAREHOLDERS

(I) Annual General Meeting 2002

The Annual General Meeting 2002 was held at Conference Room 308, CNOOC Plaza at 6 Dongzhimenwai Xiao Street Beijing, China, on May 27, 2003. The shareholders attending in person and by proxy considered and voted to approve the following by way of ordinary resolutions:

- The audited financial statements for the year ended December 31, 2002 and the Report of the Auditors;
- Declaration of a final dividend of RMB0.0131 (tax included)per share was for 2002, payment of which was to be made on June 18, 2003;
- The budget of the Company for 2003;
- The Report of the Directors for the year ended December 31, 2002;
- The Report of the Supervisory Committee for the year ended December 31, 2002;
- Election of Mr.Zhang Dunjie be elected as independent supervisor for a term of three years;
- Re-appointment of Ernst &Young Huaming CPA and Ernst &Young as auditors respectively for domestic and international auditors of the Company for 2003.

(II) Extra-Ordinary General Meeting in 2003

Extra-Ordinary General Meeting in 2003 was held in the multi-function conference room at CNOOC Plaza at 6 Dongzhimenwai Xiao Street, Beijing, China, on October 22, 2003. The extraordinary general meeting examined, voted on and passed ordinary resolutions to approve: (1)Declaration of a special dividend as a result of a tax refund for the fourth quarter of 2002, with the dividend payment, amounting to a total of RMB49.026 million, being RMB0.0123 per share, to be paid on November 21, 2003; and (2)Election of Mr.Yang Yexin, executive director of the Company, to be General Manager of CNOOC Petrochemical Company. The Board of Directors has approved Mr Yang's application to resign from the post of Executive Director of China Oilfield Services Limited, and has expressed appreciation to the work and contribution that Mr.Yang made during his office to the Company and the shareholders. As a result of this, and in accordance with the Articles of Association of the Company, the general meeting examined, voted on and passed an ordinary resolution to approve the appointment of Mr Li Wenxiang (nominated by China National Offshore Oil Corporation, the Company's shareholder) as Executive Director and to authorize him to complete the relevant procedures with the SEHK.

Directors, Supervisors & Senior Management

Directors



Fu Chengyu
Chairman

Mr.Fu was born in 1951. He is the Chairman of our Board. Mr.Fu is also President of CNOOC, Chairman and Chief Executive Officer of CNOOC Limited. Mr.Fu holds a master's degree of petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in China and served as the CEO of COSL from September 2002 to November 2003. Mr.Fu was Executive Director of CNOOC Limited from September 1999 to August 2002 and remains the President of CNOOC Limited from December 2000 to August 2002. From 1995 to 1999, Mr.Fu served as Vice President of Phillips Petroleum International (Asia Pacific) and General Manager of its Xijing Operation. From 1994 to 1995, he served as Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. Mr.Fu joined CNOOC in 1982.



Yuan Guangyu
Chief Executive Officer & President

Mr.Yuan was born in 1959. He is our Chief Executive Officer and President. Mr.Yuan graduated from the Petroleum University in the PRC with a bachelor's degree in drilling engineering in 1982 and completed his MBA studies in a program accredited by the Capital University of Economics and Business in the PRC in 2001. Mr.Yuan was appointed our President in 2001 and became our CEO in November 2003. He was the President of China Offshore Oil Northern Drilling Company from 1999 to 2001. He served as the Deputy General Manager of China Offshore Bohai Drilling Company from 1993 until 1996, before becoming the Deputy Manager of the CNOOC Operations Department, a position he held until 1999. Mr.Yuan joined CNOOC in 1982 and has worked in the PRC oil and gas industry for over 20 years. He currently also serves as a director of China Ocean Oilfields Services (Hong Kong)Limited, one of our associates.



Li Wenxiang
Executive Director

Mr.Li was born in 1959. He is an Executive Director of the Company. Mr.Li graduated from the Department of Exploration of the Jianghai Petroleum Institution in the PRC and holds a master's degree in Energy and Environmental Economics from the Mattei School in Italy. Mr.Li was the Dean of The Research Institute of CNOOC Nan Hai East Corporate, the Head of CNOOC Research Center, Nan Hai East Corporate and the General Manager of CNOOC Nan Hai East Corporation. He was appointed Vice Executive President of our Company in August 2003. Mr.Li joined CNOOC in 1982.



Wang Zhongan
Non-executive Director

Mr.Wang was born in 1963. He is a non-executive director of our company. Mr.Wang is the General Manager of Finance Department of CNOOC Group. Mr.Wong graduated and received a bachelor's degree from the University of the Mining Industry in the PRC. He also obtained a master's degree from the University of Ecole Des Mines De Paris in France. Starting from 1983, Mr.Wang worked for the State Development and Planning Commission and was the deputy Director of its Basic Industry Division, before he joined the Asia-Pacific Energy Research Centre in Tokyo, Japan in 1998.Mr.Wang joined CNOOC in February 2001. Mr.Wang is also a Director of CNOOC Finance Co., Ltd., CNOOC Engineering Ltd., CNOOC Chemical Ltd. and China Offshore Ocean Oilfields Service (Hong Kong)Ltd.



Andrew Y.Yan
Independent Non-executive Director

Mr.Yan was born in 1957. He is an independent non-executive Director of our Company. He is the President and executive Managing Director of the Softbank Asia Infrastructure Fund. Mr.Yan received a master's degree in sociology and economics from Beijing University in 1986 and a second master's degree from Princeton University in the United States in 1989. He obtained his bachelor's degree in engineering from the Nanjing Aeronautic Institute in the PRC. Mr.Yan was the Managing Director and head of the Hong Kong office of the Emerging Markets Partnership from February 1995 until October 2001. From 1994 to 1995, Mr.Yan worked at Sprint International Corporation as the Director of Strategic Planning and Business Development for the Asia Pacific Region.



Gordon Che Keung Kwong
Independent Non-executive Director

Mr.Kwong was born in 1949. He is an independent non-executive Director of our company. Mr.Kwong has been an Executive Director of COSCO Pacific Limited and COSCO International Holdings Limited since May 1998. Prior to joining the COSCO group, he was a partner of Price Waterhouse from July 1984 to April 1998. Mr.Kwong, a chartered accountant since 1977, obtained his bachelor's degree in social sciences from the University of Hong Kong in 1972. Mr.Kwong was an independent member of the Hong Kong Stock Exchange Council from 1992 to 1997 and served as Convener of the Regulatory Committee and Listing Committee from 1995 to 1997. Mr.Kwong currently also serves as an independent non-executive Director of a number of Hong Kong listed companies.

Supervisors



Zhang Benchun

Supervisor

Mr.Zhang Benchun was born in 1950. He is a Supervisor of our company. He is the Director of the CNOOC Supervision Department.He holds a BA in business administration from the Central Correspondence University in China. Mr.Zhang joined CNOOC in 1984, and was the Director of CNOOC's Ideological Affairs Department from 1997 to 1999. He also serves as a supervisor of China Ocean Oilfields Services (Hong Kong)Limited.



Tu Zhimin

Supervisor

Mr.Tu Zhimin was born in 1957. He is a Supervisor of our company. He is the Director of the CNOOC Procurement Department. Mr.Tu graduated from Shanxi Cadre Institute of Politics and Law in the PRC.He joined CNOOC in 1985, and was president of China Offshore Oil Zhanjiang Shipping Company Limited from 2000 to January 2002. Mr.Tu also serves as a supervisor of CNOOC Finance Corporation Limited and China Ocean Oilfields Services(Hong Kong)Limited.



Mr.Liu Shoude

Supervisor

Mr.Liu Shoude was born in 1944. He is a Supervisor of our company. He is also the Chairman of our Labour Union. Mr.Liu holds a bachelor's degree in oil development engineering from the Northeast Petroleum Institute in the PRC. He has over 30 years' experience in the PRC oil and gas industry. He joined CNOOC in 1982, and was the President of China Ocean Oilfields Services (Hong Kong)Limited from 1992 to 1999 and the Chairman of the labor union of CNOOC Technical Services Company from 1999 to 2001.



Mr.Zhang Dunjie

Independent Supervisor

Mr.Zhang Dunjie was born in 1952. He is the Independent Supervisor of our company. Mr.Zhang graduated from University of Shanxi Finance and Economics, and obtained his MBA from Guang Hua Management School of Beijing University. He had served as Vice Chairman and General Manager of China Artex Import &Export Co., President of China Long Co.SIL. He currently serves as the senior vice president of The Power Generation Group (PG)of Siemens. He was elected as the Independent Supervisor in the Annual General Meeting held on May, 2003.

Other Senior Management



Wu Mengfei
Executive Vice President and Chief Financial Officer

Wu Mengfei was born in 1955. He is an Executive Vice President of our company and also serves as our Chief Financial Officer. Mr.Wu joined CNOOC in 1988 and was the Chief Financial Officer and a Senior Vice President of CNOOC Limited from September 1999 to March 2001. He continued to serve as a Senior Vice President of CNOOC Limited until joining our company in July of 2002. He holds a MBA degree from the Sloan School of Management, Massachusetts Institute of Technology in the United States and a bachelor degree and master's degree from the East China Petroleum Institute in the PRC.



Jin Xiaojian
Executive Vice President

Jin Xiaojian, born in 1959, serves as an Executive Vice President of our Company. Mr.Jin graduated with his bachelor's degree in mining machinery from the Southwest Petroleum Institute in the PRC and received his MBA degree from Nankai University in the PRC. Mr. Jin served as the President of Petrotech Services, an associate of CNOOC from March 1996 to October 2001, he was appointed Vice President of CNOOC Services Limited since 2001. Mr.Jin joined CNOOC in 1982 and has over 20 years' experience in the oil and gas industry.



Chen Weidong
Company Secretary and Vice President

Chen Weidong was born in 1955. He is a Vice President of our company. Mr.Chen obtained a bachelor's degree in geophysical exploration studies from Shandong Oceananics Institute in the PRC in 1982 and a master's degree of business administration from Beijing University in July 2001. He joined CNOOC upon graduation in 1982 and has over 20 years' experience in the PRC oil and natural gas industry. Before becoming a Vice President of our company in January 2001, Mr.Chen served as President of the China Offshore Oil Geophysical Corporation, an associate of CNOOC.

Report of Directors

The directors present their report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred as the "Group") for the year ended December 31, 2003.

Principal activities

The Company is principally engaged in the provision of oilfield services, including drilling services, well services, marine support and transportation services, and geophysical services offshore China. The principal activities of the subsidiaries comprise investment holding and sale of logging equipment. There were no significant changes in the nature of the Group's principal activities during the year.

Results and dividends

The Group's profit for the year ended December 31, 2003 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 50 to 92.

A special interim dividend of RMB1.23 cents per ordinary share was paid on December 21, 2003. The directors recommend the payment of a final dividend of RMB2.27 cents per share in respect of the year, to shareholders on the register of members on May 27, 2004. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within the capital and reserves section of the balance sheet. Further details of this accounting treatment are set out in note 14 to the financial statements.

Use of proceeds from the Company's initial public offering

The net proceeds from the initial public offering were RMB2,372 million. As at December 31, 2003, the un-utilised proceeds were mostly deposited in interest-bearing accounts in HKD and USD with reputable commercial banks in the PRC as short-term investment as set out in note 23 to the financial statements. The intended use of proceeds as set out in the Company's Prospectus from its global offering and placement in November, 2002, remains unchanged.

Summary financial information

A summary of the published results and the assets and liabilities of the Group prepared on the basis set out in the notes below is as follows:

Results

	Years ended December 31,				
	1999	2000	2001	2002	**2003**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
	(notes)	(notes)	(notes)	(notes)	**(notes)**
Turnover	1,662,031	2,178,449	2,365,566	2,725,782	**3,062,255**
Other revenues	1,556	3,196	20,996	4,600	**11,720**
Operating expenses					
Depreciation of property, plant and equipment	(388,291)	(377,894)	(383,037)	(552,523)	**(594,003)**
Employee compensation costs	(237,705)	(309,791)	(455,480)	(462,293)	**(513,098)**
Repair and maintenance costs	(207,337)	(246,230)	(235,003)	(152,693)	**(172,139)**
Consumption of supplies, materials, fuel, services and others	(611,023)	(719,617)	(793,213)	(836,460)	**(924,412)**
Operating lease expenses	(16,692)	(33,466)	(32,006)	(61,522)	**(121,526)**
Other operating expenses	(82,846)	(76,189)	(78,330)	(139,394)	**165,533**
Other selling, general and administrative expenses	(33,632)	(22,765)	(21,903)	(42,475)	**33,489**
Provision for impairment of long term investments	(12,023)	—	—	—	**—**
Provision for impairment of property, plant and equipment	—	(30,800)	(38,000)	—	**—**
Total operating expenses	(1,589,549)	(1,816,752)	(2,036,972)	(2,247,360)	**(2,524,200)**
Profit from operations	74,038	364,893	349,590	483,022	**549,775**
Finance costs					
Exchange losses, net	(468)	277	(561)	(973)	**(716)**
Interest expenses	(2,390)	(6,340)	(9,373)	(5,289)	**—**
Interest income	19,535	30,505	28,125	11,216	**32,175**
	16,677	24,442	18,191	4,954	**31,459**
Share of profits of jointly-controlled entities	24,242	30,961	47,837	42,600	**48,932**
Share of loss of an associate	—	(33,781)	(3,434)	—	—
Profit before tax	114,957	386,515	412,184	530,576	**630,166**
Tax	(26,750)	(99,659)	(139,106)	(176,190)	**(164,260)**
Net profit from ordinary activities attributable to shareholders	88,207	286,856	273,078	354,386	**465,906**

Summary financial information continued

Assets and liabilities

	As at December 31,				
	1999	2000	2001	2002	**2003**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
	(notes)	(notes)	(notes)		
Total assets	4,074,938	4,518,434	5,030,062	7,957,532	**8,231,055**
Total liabilities	(1,369,208)	(1,793,992)	(2,095,057)	(1,776,937)	**(1,685,919)**
	2,705,730	2,724,442	2,935,005	6,180,595	**6,545,136**

Notes:

1. The results of the Group for each of the three years ended December 31, 2001, and assets and liabilities as at December 31, 1999, 2000 and 2001 presented above have been extracted from the Company's Prospectus dated November 11 2002 when the listing of the Company's shares was sought on the HKSE.

2. The results of the Group for the year ended December 31, 2002, and assets and liabilities of the Group as at December 31 2002 presented above have been extracted from the pro forma combined profit-and-loss account and consolidated balance sheet as set out on pages 50 and 51 of the financial statements, respectively.

3. The results of the Group for each of the four years ended December 31, 2002, and the assets and liabilities of the Group as at December 31, 2001, 2000 and 1999 have been prepared on a pro forma combined basis as if the current Group structure had been in existence since January 1, 1999.

4. As accounts receivable grow up along with the Group's business expansion to be conservative with respect to any potential impairment loss from doubtful accounts, a provision of RMB26,928,000 is charged to other operating expenses for the year ended December 31, 2003. The Group will continue to adopt such conservative risk management practice in the future.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 16 to the financial statements.

Share capital

There was no movement in either the Company's authorised or issued share capital during the year.

Pre emptive rights

There are no provisions for preemptive rights under the Company's articles of association or the Company Law of the PRC which oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Repurchase, redemption or sale of listed securities of the Company

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 30 to the financial statements and in the consolidated statement of changes in equity.

Distributable reserves

As at December 31, 2003, in accordance with the Company Law of the PRC, an amount of approximately RMB1,976 million standing to the credit of the Company's capital reserve account and an amount of approximately RMB101 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 30 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalization issue. In addition, as set forth in note 30 to the financial statements, the Company had retained profits of approximately RMB352 million available for distribution as dividends.

Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders as of December 31, 2003.

Charitable contributions

During the year, the Group made charitable contributions totalling RMB327,500.

Major customers and suppliers

In the year under review, sales to the Group's five largest customers accounted for 74% of the total sales for the year and sales to the largest customer included therein accounted for 57% of the total sales for the year. Purchases from the Group's five largest suppliers accounted for 15% of the total purchases for the year and purchases from the largest supplier included therein accounted for 4.17% of the total sales for the year.

The Group has provided certain oilfield services to and obtained certain services from the companies with the same ultimate holding company of the Company, details of which are set forth in the section headed "Connected Transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and five largest suppliers.

Directors and supervisors

The directors and supervisors of the Company during the year were:

Executive directors:

Fu Chengyu	(Appointed on September 20, 2002)
Yuan Guangyu	(Appointed on September 20, 2002)
Yang Yexin	(Resigned on October 22, 2003)
Li Wenxiang	(Appointed on October 22, 2003)

Non-executive director:

Wang Zhongan	(Appointed on September 20, 2002)

Independent non-executive directors:

Gordon Che Keung Kwong	(Appointed on October 30, 2002)
Richard Paul Margolis	(Resigned on February 28, 2003)
Andrew Y. Yan	(Appointed on September 20, 2002)

Supervisors:

Liu Shoude	(Appointed on September 20, 2002)
Tu Zhimin	(Appointed on September 20, 2002)
Zhang Benchun	(Appointed on September 20, 2002)
Zhang Dunjie	(Appointed on May 27, 2003)

Report of Directors

In accordance with the Company's articles of association, all directors and supervisors are elected for a term of three years and may serve consecutive terms upon re-election.

Directors', supervisors' and senior management's biographies

Biographical details of the directors and supervisors of the Company and the senior management of the Group are set out on pages 36 to 39 of the Annual Report.

Directors' and supervisors' service contracts

Each of the independent non-executive directors has entered into a service contract with the Company for a term of three years, renewable upon re-election.

Apart from the foregoing, no director or supervisor has a service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

Details of the directors' and supervisors' remuneration and the five highest paid individuals in the Company are set out in note 10 to the financial statements.

Directors' and supervisors' interests in contracts

None of the directors and supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

Directors' and supervisors' interests in competing business

During the year and up to the date of this report, none of the directors or supervisors had or has any interest in a business which competed, competes or may compete with the business of the Group under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Contracts of significance

The Company has entered into several agreements with CNOOC Limited, a fellow subsidiary of the Company, and with CNOOC Group (other than CNOOC Limited), for the provision of oilfield services by the Company to CNOOC Limited and CNOOC Group, and for the provision of various services by CNOOC Group to the Company. Further details of the transactions undertaken in connection with these contracts during the year are included in note 35 to the financial statements.

Directors', chief executive's and supervisors' interests and short positions in shares and underlying shares

As at December 31, 2003, none of the directors, chief executive officer or supervisors had registered an interest or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors', chief executive's and supervisors' rights to acquire shares or debentures

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors, chief executive and supervisors or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Material Litigation and Contingent Liabilities

As at December 31, 2003, neither the Group nor the Company has significant litigation or contingent liabilities.

Mortgages and Guarantees

Neither the Group nor the Company gives mortgage or guarantee during 2003 and up to the date of this report.

Substantial shareholders' and other persons' interests in shares and underlying shares

At December 31, 2003, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name	Capacity and nature of interest	Number and Class of shares	Approximate percentage in the same class of shares	Approximate percentage of issued share capital
China National Offshore Oil Corporation ("CNOOC")	Directly beneficially owned	2,460,468,000 domestic shares	100.00%	61.58%
J.P. Morgan Chase & Co.	Directly beneficially owned	242,276,000 H shares	15.78%	6.07%
	Through a controlled corporation (note a)	143,027,000 H shares	9.32%	3.58%
The Capital Group Companies, Inc	Directly beneficially owned	212,048,800 H shares	13.82%	5.31%
J.P. Morgan Chase Bank	Directly beneficially owned (note a)	143,027,000 H shares	9.32%	3.58%
Morgan Stanley	Directly beneficially owned	121,389,000 H shares	7.91%	3.04%
Government of Singapore Investment Corporation Pte. Ltd.	Directly beneficially owned	77,139,000 H shares	5.03%	1.93%

(a) The ordinary shares are held by J.P. Morgan Chase Bank, which is wholly owned by J.P. Morgan Chase & Co.

Save as disclosed above, to the best of the knowledge of the directors, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

Connected transactions

Upon the listing of the H Shares of the Company on the HKSE on November 20 2002, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined under the HKSE Listing Rules) are governed by and are required to comply with the requirements of the HKSE Listing Rules. During the year ended December 31 2003, the Group had the following connected transactions:

		Consolidated for the year ended December 31, 2003 RMB'000 (Note)
A.	**Gross revenue earned from provision of services to the following related parties:**	
a.	CNOOC Limited Group	
	Provision of drilling services	**639,199**
	Provision of well services	**463,312**
	Provision of marine support and transportation services	**334,924**
	Provision of geophysical services	**237,471**
		1,674,906
b.	CNOOC Limited Group as operator under production sharing contracts	
	Provision of drilling services	**49,556**
	Provision of well services	**10,376**
	Provision of marine support and transportation services	**48,630**
	Provision of geophysical services	**6,325**
		114,887
c.	CNOOC Group (including services provided by China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar"))	
	Provision of drilling services	**29,181**
	Provision of well services	**17,075**
	Provision of marine support and transportation services	**69,361**
	Provision of geophysical services	**35,067**
		150,682
d.	Jointly-controlled entities	
	Provision of drilling services	**1,309**
	Provision of well services	**30,254**
		31,563

		Consolidated for the year ended December 31, 2003 RMB'000
		(Note)
B.	**Included in operating expenses (including services provided to Magcobar)**	
	Services provided by the CNOOC Group:	
	Labour services	**16,698**
	Materials, utilities and other ancillary	**59,900**
	Transportation services	**3,095**
	Lease of office, warehouse, and berths	**16,666**
	Repair and maintenance services	**2,361**
	Management services	**15,789**
		114,509
C.	**Deposits placed with CNOOC Finance Company at December 31, 2003**	**252,552**
D.	**Interest income earned from deposits placed with CNOOC Finance Company**	**2,369**

Note: See basis of presentation in note 1 to the financial statements.

For items (A) to (D) above, a waiver has been granted by the Hong Kong Stock Exchange ("HKSE") to the Company from strict compliance with the requirements of the connected transaction rules of the HKSE Listing Rules in respect of the connected transactions set out above.

Connected transactions continued

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into between the Group and the connected persons or their respective associates (where applicable) in the ordinary and usual course of its business;

2. the transactions were entered into on normal commercial terms, or where there is no available comparison, on terms no less favourable than those available from or to independent third parties;

3. the transactions were entered into in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to the independent shareholders as a whole; and

4. the transactions were entered into with the annual aggregate value of each category of connected transactions not exceeding the relevant annual limits as agreed with the HKSE.

The auditors of the Company have reviewed such transactions and have provided a letter to the Company stating that:

1. the transactions had been approved by the Company's directors;

2. the transactions were entered into in accordance with the terms of the agreements governing such transactions;

3. such transactions, where applicable, did not exceed the relevant annual limits as agreed with the HKSE.

Code of Best Practice

In the opinion of the directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of the HKSE Listing Rules, throughout the accounting period covered by the annual report.

Audit committee

The final results have been reviewed by the audit committee of the Board which consists of two independent non-executive directors. The committee has reviewed the accounting principles and practices adopted by the Company, and discussed auditing, internal control and financial reporting matters including the review of audited 2003 annual results with the management.

Auditors

Ernst & Young will retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Yuan Guangyu
Director

Hong Kong
March 23, 2004

ERNST & YOUNG
安永會計師事務所

To the members
China Oilfield Services Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 50 to 92 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinions solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2003, and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 23, 2004

Consolidated Profit and Loss Account

Year ended December 31, 2003

	Notes	**Consolidated for the year ended December 31, 2003 RMB'000**	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
			(note a)	(note b)
Turnover	6	**3,062,255**	2,725,782	1,935,179
Other revenues	6	**11,720**	4,600	3,836
Operating expenses				
Depreciation of property, plant and equipment		**(594,003)**	(552,523)	(406,043)
Employee compensation costs		**(513,098)**	(462,293)	(303,651)
Repair and maintenance costs		**(172,139)**	(152,693)	(138,749)
Consumption of supplies, materials, fuel, services and others		**(924,412)**	(836,460)	(622,026)
Operating leases expenses		**(121,526)**	(61,522)	(54,135)
Other operating expenses		**(165,533)**	(139,394)	(104,643)
Other selling, general and administrative expenses		**(33,489)**	(42,475)	(33,889)
Total operating expenses		**(2,524,200)**	(2,247,360)	(1,663,136)
Profit from operations	7	**549,775**	483,022	275,879
Finance costs				
Exchange losses, net		**(716)**	(973)	(869)
Interest expenses	8	**—**	(5,289)	(3,545)
Interest income		**32,175**	11,216	7,847
		31,459	4,954	3,433
Share of profits of jointly-controlled entities		**48,932**	42,600	33,524
Profit before tax		**630,166**	530,576	312,836
Tax	12	**(164,260)**	(176,190)	(103,371)
Net profit from ordinary activities attributable to shareholders	13	**465,906**	354,386	209,465
Dividends/profit distributions	14			
Special Interim		**49,026**	—	—
Proposed final/profit distributions		**90,694**	397,260	52,339
		139,720	397,260	52,339
Earnings per share - Basic	15	**11.66 cents**	N/A	10.62 cents
- Pro forma basic	15	**N/A**	12.84 cents	N/A

Notes: a. See basis of presentation in note 1 to the financial statements.

b. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

Consolidated Balance Sheet

December 31, 2003

	Notes	2003 RMB'000	2002 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	**4,826,823**	4,316,707
Interests in jointly-controlled entities	18	**148,907**	141,163
		4,975,730	4,457,870
CURRENT ASSETS			
Inventories	19	**200,759**	206,314
Prepayments, deposits and other receivables		**76,623**	91,946
Accounts receivable	20	**567,550**	524,873
Due from other CNOOC group companies	22	**28,361**	20,933
Short term investments	23	**180,427**	—
Pledged time deposits	24	**3,024**	23,440
Cash and cash equivalents	24	**2,198,581**	2,632,156
		3,255,325	3,499,662
CURRENT LIABILITIES			
Trade payables and other payables	25	**285,396**	274,741
Salary and bonus payables		**71,365**	114,487
Tax payable		**171,081**	184,118
Due to the ultimate holding company	21	—	26,559
Due to other CNOOC group companies	22	**17,110**	9,733
		544,952	609,638
NET CURRENT ASSETS		**2,710,373**	2,890,024
TOTAL ASSETS LESS CURRENT LIABILITIES		**7,686,103**	7,347,894
NON-CURRENT LIABILITIES			
Deferred tax liabilities	26	**540,967**	567,299
Long term payable to the ultimate holding company	27	**600,000**	600,000
		6,545,136	6,180,595
CAPITAL AND RESERVES			
Issued capital	29	**3,995,320**	3,995,320
Reserves	30(a)	**2,459,122**	2,132,936
Proposed final dividend	14	**90,694**	52,339
		6,545,136	6,180,595

Consolidated Statement of Changes in Equity

Year ended December 31, 2003

	Owner's equity RMB'000	Share capital RMB'000	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Proposed final dividend RMB'000	Total RMB'000
At December 25, 2001 (date of establishment) and at December 31, 2001	300,000	—	—	—	—	—	300,000
Issue of State legal person shares and conversion of registered capital upon Reorganisation	(300,000)	2,600,000	999,354	—	—	—	3,299,354
Profit from May 1, 2002 to December 31, 2002	—	—	—	—	209,465	—	209,465
Transfer to statutory reserve funds	—	—	—	31,420	(31,420)	—	—
Issue of H shares upon listing	—	1,395,320	1,092,165	—	—	—	2,487,485
Share issuing expenses	—	—	(115,709)	—	—	—	(115,709)
Proposed final 2002 dividend	—	—	—	—	(52,339)	52,339	—
At December 31, 2002 and January 1, 2003	—	3,995,320	1,975,810	31,420	125,706	52,339	6,180,595
Final 2002 dividend declared	—	—	—	—	—	(52,339)	(52,339)
Net profit for the year	—	—	—	—	465,906	—	465,906
Special interim 2003 dividend declared	—	—	—	—	(49,026)	—	(49,026)
Proposed final 2003 dividend	—	—	—	—	(90,694)	90,694	—
Transfer to statutory reserve funds	—	—	—	69,886	(69,886)	—	—
At December 31, 2003	—	3,995,320	1,975,810	101,306	382,006	90,694	6,545,136

Consolidated Cash Flow Statement

Year ended December 31, 2003

	Notes	**Consolidated for the year ended December 31, 2003 RMB'000**	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
			(note a)	(note b)
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from operations		**549,775**	483,022	275,879
Adjustments for:				
Exchange losses, net		**(716)**	(973)	(869)
Loss on disposal of property, plant and equipment		**2,469**	2,236	2,062
Depreciation of property, plant and equipment		**594,003**	552,523	406,043
Provision/(write back) of doubtful debts		**26,994**	(1,040)	(3,489)
Provision for/(write back) of inventories		**(359)**	(911)	146
Gain on disposal of scrap materials		**(106)**	(2)	(2)
Operating profit before working capital changes		**1,172,060**	1,034,855	679,770
Decrease/(increase) in inventories		**6,020**	(11,812)	(47,056)
Decrease/(increase) in accounts receivable		**(69,075)**	(172,521)	83,157
Decrease/(increase) in net balance with ultimate holding company		**(26,559)**	(82,894)	4,181
Increase/(decrease) in net balances with other CNOOC group companies		**(51)**	7,172	(12,435)
Decrease in prepayments, deposits and other receivables		**14,727**	42,509	69,947
Increase/(decrease) in trade and other payables		**10,655**	(94,256)	(109,921)
Decrease in salary and welfare payables		**(43,122)**	(9,774)	(740)
Cash generated from operations		**1,064,655**	713,279	666,903
Interest paid		**—**	(5,289)	(3,545)
Tax paid:				
Mainland China corporate income tax paid		**(238,803)**	(111,754)	—
Mainland China corporate income tax refund		**45,532**	—	—
Overseas taxes paid		**(89)**	(271)	(226)
NET CASH INFLOW FROM OPERATING ACTIVITIES		**871,295**	595,965	663,132

Consolidated Cash Flow Statement

Year ended December 31, 2003

	Notes	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000 (note a)	Consolidated for the period from December 25, 2001 (date of establishment) to, December 31 2002 RMB'000 (note b)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment		**(1,114,192)**	(763,492)	(621,285)
Proceeds from disposal of property, plant and equipment		**7,604**	144,587	29,212
Decrease in net balances with jointly-controlled entities		**1,415**	51,906	8,341
Decrease in entrusted loans receivable		**—**	70,000	—
Decrease/(increase) in time deposits with original maturity of more than three months		**(1,562,164)**	73,343	(24,230)
Decrease/(increase) in pledged time deposits		**20,416**	125,430	(23,440)
Interest received		**32,175**	11,216	7,847
Dividend received from jointly-controlled entities		**29,504**	36,644	19,693
Net cash inflow in respect of the net assets acquired upon Reorganisation	31	**—**	—	6,880
Net cash outflow from investing activities		**(2,585,242)**	(250,366)	(596,982)
		(1,713,947)	345,599	66,150

Notes: a. See basis of presentation in note 1 to the financial statements.

b. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

	Notes	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000 (note a)	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000 (note b)
CASH FLOWS FROM FINANCING ACTIVITIES				
New bank loans and other loans		—	35,000	—
Repayment of bank and other loans		—	(230,000)	(130,000)
Settlements of balance due to ultimate holding company		—	(926,000)	(238,000)
Advance from ultimate holding company		—	238,000	238,000
Capital contributions from CNOOC		—	—	300,000
Issue of shares		—	2,487,485	2,487,485
Shares issuing expenses		—	(115,709)	(115,709)
Dividend payment		**(101,365)**	—	—
Net cash inflow/(outflow) from financing activities		**(101,365)**	1,488,776	2,541,776
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**(1,815,312)**	1,834,375	2,607,926
Cash and cash equivalents at beginning of year		**2,607,926**	773,551	—
CASH AND CASH EQUIVALENTS AT END OF YEAR		**792,614**	2,607,926	2,607,926
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances with banks and financial institutions		**2,201,605**	2,655,596	2,655,596
Less: Pledged time deposits for letter of credit facilities		**(3,024)**	(23,440)	(23,440)
CASH AND CASH EQUIVALENTS FOR BALANCE SHEET	24	**2,198,581**	2,632,156	2,632,156
Less: Non-pledged time deposits with original maturity of more than three months when acquired:				
- bank deposits		**(1,486,394)**	—	—
- CNOOC Finance Company		**(100,000)**	—	—
- CNOOC Trust Company		—	(24,230)	(24,230)
Add: short-term investments with original maturity of less than three months when acquired	23	**180,427**	—	—
CASH AND CASH EQUIVALENTS FOR CASH FLOW STATEMENT		**792,614**	2,607,926	2,607,926

Notes: a. See basis of presentation in note 1 to the financial statements.

b. The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

Balance Sheet

December 31, 2003

	Notes	2003 RMB'000	2002 RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	16	**4,825,555**	4,315,822
Investment in subsidiaries	17	**2,712**	2,712
Interests in jointly-controlled entities	18	**137,893**	140,048
		4,966,160	4,458,582
CURRENT ASSETS			
Inventories	19	**200,220**	206,315
Prepayments, deposits and other receivables		**76,351**	91,942
Accounts receivable	20	**561,678**	525,429
Due from other CNOOC group companies	22	**28,361**	20,933
Short term investments	23	**180,427**	—
Pledged time deposits	24	**3,024**	23,440
Cash and cash equivalents	24	**2,177,861**	2,627,482
		3,227,922	3,495,541
CURRENT LIABILITIES			
Trade payables and other payables	25	**278,012**	273,407
Salary and bonus payables		**71,365**	114,487
Tax payable		**171,064**	183,950
Due to the ultimate holding company	21	—	26,559
Due to other CNOOC group companies	22	**17,110**	9,733
		537,551	608,136
NET CURRENT ASSETS		**2,690,371**	2,887,405
TOTAL ASSETS LESS CURRENT LIABILITIES		**7,656,531**	7,345,987
NON-CURRENT LIABILITIES			
Deferred tax liabilities	26	**540,967**	567,299
Long term payable to the ultimate holding company	27	**600,000**	600,000
		6,515,564	6,178,688
CAPITAL AND RESERVES			
Issued capital	29	**3,995,320**	3,995,320
Reserves	30(b)	**2,429,550**	2,131,029
Proposed final dividend	14	**90,694**	52,339
		6,515,564	6,178,688

1. GROUP REORGANISATION AND BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

China Oilfield Services Limited (the "Company") was established on December 25, 2001 by China National Offshore Oil Corporation ("CNOOC"), a State-owned enterprise in the People's Republic of China (the "PRC"), in Tianjin, the PRC, as a limited liability company under the Company Laws of the PRC. As part of the reorganisation (the "Reorganisation") of CNOOC in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") and pursuant to an approval document obtained from the relevant government authority dated September 26, 2002, the Company was restructured into a joint stock limited liability company. Pursuant to the Reorganisation which was effective on April 30, 2002, the Company acquired from the wholly-owned subsidiaries of CNOOC:

(1) the assets, liabilities and undertakings which principally relate to the business of the provision of oilfield services including drilling services, well services, marine support and transportation services and geophysical services offshore China (the "Relevant Businesses"), with the exclusion of certain cash and cash equivalents of RMB688 million and a payable to CNOOC of RMB688 million; and

(2) the interests in certain joint ventures which principally carry on the business of the provision of oilfield services including well services and geophysical services offshore China (the "Relevant Companies").

In consideration of the above acquisition, the Company in total issued 2,600 million State legal person shares of par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

The prior year comparative figures included in the Group's financial statements are presented using the following bases:

i) The Reorganisation involved companies under common control. The Relevant Businesses and the Relevant Companies are regarded as a continuing group. Accordingly, for information purposes, the pro forma combined profit and loss accounts, and the pro forma cash flow statement for the year ended December 31, 2002 have been prepared which include the operating results of the Relevant Businesses and the Relevant Companies as if the current Group structure had been in existence throughout the year ended December 31, 2002.

ii) The Company did not acquire the Relevant Businesses and the Relevant Companies until April 30, 2002. As such, there were no results of operations prior to April 30, 2002. The consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the period from December 25, 2001 (date of establishment of the Company) to December 31, 2002 include the activities of the Group for the period from May 1, 2002 to 31 December, 2002.

2. CORPORATE INFORMATION

The registered office of China Oilfield Services Limited is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, China.

The principal activities of the Group consisted of the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

In the opinion of the directors, the Company's ultimate holding company is CNOOC.

3. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The SSAP12 (revised) "Income tax" is effective for the first time for the current year's financial statements. The revised SSAP12 prescribes the accounting for income taxes payable or recoverable, arising from the taxable profit or loss for the current period (current tax); and income taxes payable or recoverable in future periods, principally arising from taxable and deductible temporary differences and the carry forward of unused tax losses (deferred tax).

The SSAP has had no significant impact for these financial statements on the amounts recorded for income taxes. However, the related note disclosures are now more extensive than previously required. These are detailed in notes 12 and 26 to the financial statements and include a reconciliation between the accounting profit and the tax expense for the year.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of short term investments as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The results of the subsidiaries acquired or disposed of during the year are consolidated from or to its effective date of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of jointly-controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES continued

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated at the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Property, plant and equipment, and depreciation

Property, plant and equipment, other than investment properties and construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost less residual value of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Vessels	10-15 years
Tankers	20 years
Drilling equipment	25 years
Machinery and equipment	5-10 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES continued

Construction in progress

Construction in progress represents vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Short term investments

Short term investments held for investment purpose are stated at their fair value on the basis of their quoted market prices at the balance sheet date on an individual investment basis. The gains or loses arising from changes in the fair value of debt securities are credited or changed to the profit and loss account in the period in which they arise.

Inventories

Inventories primarily consist of materials and supplies used for repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. Materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES continued

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilized:

- except where the deferred tax asset relating to the deductible temporary differences arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognized deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES continued

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services are performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognized based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividends, when the shareholders' right to receive payment has been established.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Retirement benefits costs

The Company's employees in the PRC are required to participate in a central pension scheme administered by local municipal governments. The Company is required to contribute 19%-22% of its payroll costs of the central pension scheme.

Dividends

Final and interim dividends proposed by the directors are classified as a separate allocation of retained earnings within capital and reserves in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES continued

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

During the year, substantially all the transactions were denominated in Renminbi. Accordingly, exchange differences recorded during the period were minimal.

On consolidation, the balance sheet of overseas subsidiaries, joint-controlled entities and associates are translated into Renminbi at the applicable exchange rates ruling at the balance sheet date whereas the profit and loss account of overseas subsidiaries, jointly-controlled entities and associates are translated into Renminbi at the weighted average exchange rates for the year. The resulting translation differences are included in the exchange fluctuation reserves.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

5. SEGMENT INFORMATION

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services and well workovers;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion;

(c) the marine support and transportation segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures and the transportation of crude oil and refined products; and

(d) the geophysical segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

No further analysis of geographical segment information is presented as almost all of the Group's assets, operations and customers are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

5. SEGMENT INFORMATION continued

The following table presents revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended December 31, 2003:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	1,381,807	705,641	666,769	498,773	3,252,990
Less: Intersegment sales	99,309	33,119	34,797	23,510	190,735
Total sales to external customers	1,282,498	672,522	631,972	475,263	3,062,255
PROFIT FROM OPERATIONS					
Segment results	279,148	110,530	79,238	80,859	549,775
Exchange losses, net					(716)
Interest expenses					—
Interest income					32,175
Share of profits of jointly-controlled entities					48,932
Profit before tax					630,166
Tax					(164,260)
Net profit					465,906
ASSETS					
Segment assets	2,268,247	845,927	2,160,158	435,750	5,710,082
Interests in jointly-controlled entities	—	137,171	—	11,736	148,907
Unallocated assets					2,372,066
Total assets					8,231,055
LIABILITIES					
Segment liabilities	93,220	28,355	33,000	15,582	170,157
Unallocated liabilities					1,515,762
					1,685,919
OTHER INFORMATION					
Capital expenditure	200,065	365,912	509,949	38,266	1,114,192
Depreciation of property, plant and equipment	243,238	87,506	205,427	57,832	594,003
Provision for doubtful debts	26,058	333	333	270	26,994
Write back of inventories	(151)	(78)	(75)	(55)	(359)

5. SEGMENT INFORMATION continued

The following table presents pro forma combined revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended December 31, 2002:

	Drilling RMB'000	Well services RMB'000	Marine Support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
	(note 1)	(note 1)	(note 1)	(note 1)	(note 1)
TURNOVER					
Sales (including intersegment)	1,084,242	671,612	602,710	387,046	2,745,610
Less: Intersegment sales	19,828	—	—	—	19,828
Total sales to external customers	1,064,414	671,612	602,710	387,046	2,725,782
PROFIT FROM OPERATIONS					
Segment results	266,834	92,376	111,679	12,133	483,022
Exchange losses, net					(973)
Interest expenses					(5,289)
Interest income					11,216
Share of profits of jointly-controlled entities					42,600
Profit before tax					530,576
Tax					(176,190)
Net profit					354,386
ASSETS					
Segment assets	2,276,915	466,014	1,868,210	441,228	5,052,367
Interests in jointly-controlled entities	—	130,752	—	10,411	141,163
Unallocated assets					2,764,002
Total assets					7,957,532
LIABILITIES					
Segment liabilities	623,358	88,716	192,651	51,709	956,434
Unallocated liabilities					820,503
					1,776,937
OTHER INFORMATION					
Capital expenditure	134,609	120,563	465,064	43,256	763,492
Depreciation of property, plant and equipment	205,409	112,100	162,837	72,177	552,523
Write back of doubtful debts	(665)	(104)	(146)	(125)	(1,040)
Write back of inventories	(510)	(319)	(64)	(18)	(911)

5. SEGMENT INFORMATION continued

The following table presents consolidated revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the period from December 25, 2001 (date of establishment of the Company) to December 31, 2002:

	Drilling RMB'000	Well services RMB'000	Marine support and transportation RMB'000	Geophysical RMB'000	Total RMB'000
TURNOVER					
Sales (including intersegment)	760,573	465,995	409,411	316,558	1,952,537
Less: Intersegment sales	17,358	—	—	—	17,358
Total sales to external customers	743,215	465,995	409,411	316,558	1,935,179
PROFIT FROM OPERATIONS					
Segment results	165,118	31,100	44,945	34,716	275,879
Exchange losses, net					(869)
Interest expenses					(3,545)
Interest income					7,847
Share of profits of jointly-controlled entities					33,524
Profit before tax					312,836
Tax					(103,371)
Net profit					209,465
ASSETS					
Segment assets	2,276,915	466,014	1,868,210	441,228	5,052,367
Interests in jointly-controlled entities	—	130,752	—	10,411	141,163
Unallocated assets					2,764,002
Total assets					7,957,532
LIABILITIES					
Segment liabilities	623,358	88,716	192,651	51,709	956,434
Unallocated liabilities					820,503
					1,776,937
OTHER INFORMATION					
Capital expenditure	124,464	98,316	383,095	15,410	621,285
Depreciation of property, plant and equipment	143,058	94,206	129,236	39,543	406,043
Write back of doubtful debts	(1,515)	(736)	(532)	(706)	(3,489)
Provision for/(write back) of inventories	405	(176)	(71)	(12)	146

6. TURNOVER AND OTHER REVENUES

Turnover represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes. All significant intragroup transactions have been eliminated on consolidation/combination.

Other revenues comprise the following:

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Other revenues:			
Gain on disposal of scrap materials	**106**	2	2
Others	**11,614**	4,598	3,834
	11,720	4,600	3,836

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Auditors' remuneration	**2,900**	3,071	2,800
Employee compensation costs:			
Wages, salaries and bonuses	**369,998**	325,109	224,869
Social security costs	**110,409**	105,265	60,695
Retirement benefits contributions (note11)	**32,691**	31,919	18,087
	513,098	462,293	303,651
Depreciation of property, plant and equipment	**594,003**	552,523	406,043
Loss on disposal of property, plant and equipment, net	**2,469**	2,236	2,062
Minimum lease payment under operating leases in respect of land and buildings, berths and equipment	**121,526**	61,522	54,135
Provision for/(write back) of doubtful debts	**26,994**	(1,040)	(3,489)
Provision for/(write back) of inventories	**(359)**	(911)	146
Repair and maintenance costs	**172,139**	152,693	138,749
Research and development costs included in:			
Depreciation of property, plant and equipment	**7,214**	8,671	8,052
Employee compensation costs	**8,273**	8,533	7,844
Repair and maintenance costs	**442**	608	607
Consumption of supplies, materials, fuel, services and others	**10,101**	7,900	7,691
Other operating expenses	**7,064**	5,491	3,363
	33,094	31,203	27,557

8. INTEREST EXPENSES

	Group		
	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Interest on bank loans and other loans wholly repayable within five years	**—**	5,444	3,595
Less: Interest capitalised	**—**	155	50
	—	5,289	3,545

9. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	Group		
	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Fees	**429**	133	133
Basic salaries, housing, benefits, other allowances and benefits in kind	**304**	386	295
Bonuses	**762**	389	328
Pension scheme contributions	**34**	135	109
	1,529	1,043	865

Fees are payable to the independent non-executive directors (2002: RMB130,000). There were no other emoluments payable to the independent non-executive directors during the year (2002: Nil).

9. DIRECTORS' AND SUPERVISORS' REMUNERATION continued

The remunerations of each of the directors and supervisors during the year and 2002 fell within the band of nil to RMB1,000,000.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included one director (2002: one), details of whose remuneration are set out in note 9 above. Details of the remuneration of the remaining four (2002: four) non-director, non-supervisor, highest paid employees for the year are as follows:

	Group		
	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Basic salaries, housing benefits, other allowances and benefits in kind	**492**	637	429
Bonuses	**1,240**	685	554
Pension scheme contributions	**58**	233	173
	1,790	1,555	1,156

The remunerations of each of the non-director, non-supervisor, highest paid employees during the year and 2002 fell within the band of nil to RMB1,000,000.

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

11. RETIREMENT BENEFITS

All the Group's full-time employees in the PRC are covered by a government-regulated pension, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including number of years of services and salary level on the date of retirement of the employees. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such supplemental pension have not been recorded in the Group's financial statements for the year ended December 31, 2003 (2002: Nil).

In 1999, the CNOOC group implemented an early retirement plan for certain employees, and as part of the CNOOC group, the pension benefits payable to the early retired employees of the Group prior to their joining the government-regulated pension scheme described above were assumed by CNOOC. Upon reaching the normal retirement age, the employees that took early retirement are entitled to both the government-regulated pension scheme and the Supplementary Pension Benefits. Following the Reorganisation, the employees of the Group that took early retirement were all transferred to CNOOC and CNOOC has agreed to continue to assume the pension benefits obligations payable to such former employees until they reach their respective normal retirement ages when they can join the government-regulated pension scheme and are entitled to the Supplementary Pension Benefits. As the Group was not liable to any pension benefit obligations payable to the employees that took early retirement, the pension costs of these individuals have not been recorded in the Group's financial statements for the year ended December 31, 2003 (2002: Nil).

The expenses attributed to the PRC government-regulated pension are as follows:

	Group		
	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Contributions to PRC government-regulated pension scheme *(note 7)*	**32,691**	31,919	18,087

At December 31, 2003, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2002: Nil).

12. TAX

The Group is subject to income tax on an entity basis on profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

Prior to the Reorganisation on April 30, 2002, the filing of tax returns of the Company was handled by CNOOC on a group basis. The share of the Company's income tax liability was determined based on the applicable tax rate on the Company's profits determined in accordance with PRC accounting principles applicable to state-owned enterprises. Such tax was payable to CNOOC which in turn would settle the tax liability with the relevant tax bureau. Following the Reorganisation, the Company became subject to enterprise income tax at the rate of 33% and the Company now settles its tax liability by itself with the respective tax authorities.

During the year, the application by the Company as an advanced technology enterprise for tax purposes was approved and the Company's enterprise income tax rate for the period from October 1, to December 31, 2002 (being the period after the restructuring of the Company into a joint stock limited liability company on September 26, 2002) was reduced from 33% to 15%. As a result, a tax refund of RMB45.5 million relating to the period from October 1, to December 31, 2002 has been recorded by the Company. The eligibility for such tax rate reduction in the future is conditional upon the fulfillment of certain conditions on an annual basis as stipulated in the relevant tax rules, which include a minimum proportion of sales of advanced technology services to total sales and a minimum proportion of research and development expenses to each of total expenses and total revenues under the PRC accounting principles.

As a reduction in the enterprise income tax rate from 33% to 15% for the year ended December 31, 2003 cannot the ascertained at the date of this report, management considers it appropriate to use 33% to accrue for the income tax liability of the Company for the year ended December 31, 2003.

The Company's newly incorporated subsidiary in Malaysia, COSL (Labuan) Company Limited, is subject to income tax and branch profit tax at an aggregate rate of 6.6% for its gross services income generated from drilling activities in Indonesia.

The determination of current and deferred income tax was based on enacted tax rates.

12. TAX continued

An analysis of the Group's provision for tax is as follows:

	Group		
	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	
Hong Kong profits tax:	**—**	—	—
Overseas income taxes:			
Current income taxes	**89**	271	226
Deferred income taxes	**—**	—	—
PRC corporate income tax:			
Current income taxes	**225,766**	295,704	183,950
Tax refund	**(45,532)**	—	—
Deferred income taxes *(note 26)*	**(26,332)**	(134,001)	(94,001)
Share of tax attributable to:			
Jointly-controlled entities	**10,269**	14,216	13,196
Total tax charge for the year	**164,260**	176,190	103,371

12. TAX continued

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China in which the Company and its jointly calculated entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate is as follows:

	Consolidated for the year ended December 31, 2003		Pro forma combined for the year ended December 31, 2002		Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002	
	RMB'000	**%**	RMB'000	%	RMB'000	%
Profit before tax	**630,166**		530,576		312,836	
Tax at the statutory tax rate of 33% (2002: 33%)	**207,955**	**33.0**	175,090	33.0	103,236	33.0
Lower tax rates for special provinces or local authority	**(7,060)**	**(1.1)**	—	—	—	—
Tax refund	**(45,532)**	**(7.2)**	—	—	—	—
Expenses not deductible for tax	**8,897**	**1.4**	1,100	0.2	135	—
Total tax charge at the Group's effective rate	**164,260**	**26.1**	176,190	33.2	103,371	33.0

13. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended December 31, 2003 dealt with in the financial statements of the Company is RMB438,241,000 (2002: RMB207,558,000).

14. DIVIDENDS/PROFIT DISTRIBUTIONS

	Consolidate for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
Profit distributions	—	344,921	—
Special interim dividend-RMB1.23 cents (2002: Nil) per ordinary share	49,026	—	—
Proposed final dividend - RMB2.27cents (2002: 1.31cents) per ordinary share	90,694	52,339	52,339
	139,720	397,260	52,339

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

In connection with the Reorganization and in preparation for the listing of the Company shares on HKSE on November 20, 2002, the Company declared a special distributions of RMB 344.9 million for the four months ended April 30, 2002.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to reserves, the profit after tax shall be the amount determined under PRC accounting principles. The transfer to this reserve must be made before any distribution of dividends to shareholders.

    The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

14. DIVIDENDS/PROFIT DISTRIBUTIONS continued

(iii) allocations of 5% to 10% of after-tax profit, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing with the Company's employees collective welfare benefits such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as only individual employees can use these facilities, while the title of such facilities is held by the Company. The transfer to this fund must be made before any distribution of dividends to shareholders; and

(iv) allocations to the discretionary common reserve if approved by the shareholders. Discretionary common reserve can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with Hong Kong accounting standards.

15. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2003 of RMB465,906,000 (2002: RMB209,465,000) and the weighted average of 3,995,320,000 (2002: 1,972,321,075) shares in issue during the year.

The weighted average number of shares used to calculate the basic earnings per share for the period from December 25, 2001 (date of establishment) to December 31, 2002 includes 300 million shares (the Company had registered capital of RMB300 million upon establishment on December 25, 2001 and pursuant to the Reorganisation, the entire registered capital was converted to share capital) deemed to have been in issue from the date of establishment of the Company to the Reorganisation date on April 30, 2002 and the issued share capital of 2,600 million shares issued immediately after Reorganisation but prior to the new issue of shares by way of placing and public offering as further described in note 29 to the financial statements. The weighted average number of shares used in the calculation of basic earnings per share for the period from December 25, 2001 (date of establishment) to December 31, 2002 also includes the 1,395,320,000 new shares issued by way of placing and public offering in connection with the public listing of the Company's shares on November 20, 2002.

The calculation of pro forma basic earnings per share is based on the pro forma net profit from ordinary activities attributable to shareholders for the year ended December 31, 2002 of RMB354,386,000 and the pro forma weighted average number of shares in issue of approximately 2,760,557,370 deemed to have been in issue during the year.

Diluted earnings per share for the years ended December 31, 2003 and 2002 have not been calculated because no diluting events existed during these years.

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:						
At beginning of the year	3,952,496	5,211,122	1,006,135	47,032	556,287	10,773,072
Additions	—	—	148,487	76	965,629	1,114,192
Disposals/write offs	(29,491)	—	(3,999)	(7,557)	—	(41,047)
Transfers from construction in progress	377,460	10,807	284,949	1,049	(674,265)	—
At December 31, 2003	**4,300,465**	**5,221,929**	**1,435,572**	**40,600**	**847,651**	**11,846,217**
Accumulated depreciation:						
At beginning of the year	2,322,792	3,447,853	662,433	23,287	—	6,456,365
Depreciation provided During the year	240,626	208,889	138,672	5,816	—	594,003
Disposals/write offs	(26,289)	—	(3,243)	(1,442)	—	(30,974)
At December 31, 2003	**2,537,129**	**3,656,742**	**797,862**	**27,661**	—	**7,019,394**
Net book value:						
At December 31, 2003	**1,763,336**	**1,565,187**	**637,710**	**12,939**	**847,651**	**4,826,823**
At December 31, 2002	1,629,704	1,763,269	343,702	23,745	556,287	4,316,707

As part of the Reorganisation and pursuant to relevant PRC regulations, the property, plant and equipment acquired by the Company upon Reorganisation as at April 30, 2002 was revalued by China Consultant of Accounting and Financial Management Company Limited using the depreciated replacement cost approach and the revaluation increase in cost of RMB2,426 million and accumulated depreciation and impairment of RMB1,223 million was considered as part of the acquisition cost of property, plant and equipment upon Reorganisation and recorded in the Company's balance sheet as at April 30, 2002.

The additional depreciation arising from the revaluation surplus at April 30, 2002 upon Reorganisation is not tax deductible under the latest applicable tax regulations in the PRC, and the deferred tax liability of RMB357.3 million arising from the difference between the tax base and accounting base of the property, plant and equipment under revaluation has been recorded in the balance sheet of the Company as at the Reorganisation date. Thereafter, part of deferred tax liability of RMB45.5 million has been credited to the profit and loss account and the balance of deferred tax on revaluation surplus carried to December 31, 2003 was reduced to RMB311.8 million (2002: RMB333.5 million).

16. PROPERTY, PLANT AND EQUIPMENT continued

As of the date of these financial statements, drilling rigs, tankers and vessels with an aggregate cost amount and net book value of RMB438 million (2002: RMB5,034 million) and RMB124 million (2002: RMB1,761 million), respectively, have yet to be completed the title re-registration procedures after Reorganisation. The Company is in the process of re-registration with relevant government authorities of the title of these rigs, tankers and vessels under its name.

Company

	Tankers and vessels RMB'000	Drilling equipment RMB'000	Machine and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:						
At beginning of the year	3,952,496	5,211,122	1,004,199	47,032	556,287	10,771,136
Additions	—	—	148,001	73	965,629	1,113,703
Disposals/write offs	(29,491)	—	(3,999)	(7,557)	—	(41,047)
Transfers from construction in progress	377,460	10,807	284,949	1,049	(674,265)	—
At December 31, 2003	**4,300,465**	**5,221,929**	**1,433,150**	**40,597**	**847,651**	**11,843,792**
Accumulated depreciation:						
At beginning of the year	2,322,792	3,447,853	661,382	23,287	—	6,455,314
Depreciation provided during the year	240,626	208,889	138,566	5,816	—	593,897
Disposals/write offs	(26,289)	—	(3,243)	(1,442)	—	(30,974)
At December 31, 2003	**2,537,129**	**3,656,742**	**796,705**	**27,661**	**—**	**7,018,237**
Net book value:						
At December 31, 2003	**1,763,336**	**1,565,187**	**636,445**	**12,936**	**847,651**	**4,825,555**
At December 31, 2002	1,629,704	1,763,269	342,817	23,745	556,287	4,315,822

17. INVESTMENT IN SUBSIDIARIES

	2003 RMB'000	2002 RMB'000
Unlisted shares, at cost	**2,712**	2,712

Particulars of the principal subsidiaries are as follows:

Name of entity	Place of incorporation/ operation	Nominal value of issued and paid up capital	Percentage of equity directly attributable to the Group Direct	Indirect	Principal activities
Lico International Inc	United States of America	US$100,000	100%	—	Sales of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Island	US$1	100%	—	Investment holding
COSL (Labuan) Company Limited	Malaysia	US$1	—	100%	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Island	US$1	—	100%	Investment holding

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group 2003 RMB'000	Group 2002 RMB'000	Company 2003 RMB'000	Company 2002 RMB'000
Unlisted investment, at cost	**—**	—	**129,583**	130,323
Share of net assets	**140,597**	131,438	**—**	—
Due from jointly-controlled entities	**13,988**	11,304	**13,988**	11,304
Due to jointly-controlled entities	**(5,678)**	(1,579)	**(5,678)**	(1,579)
	148,907	141,163	**137,893**	140,048

Pursuant to the Reorganisation effective on April 30, 2002, the Company acquired the interest of jointly-controlled entities from CNOOC as described in the note 1 to the financial statements.

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES continued

As of the date of these financial statements, all equity interests in jointly-controlled entities has been completed the title re-registration procedures after Reorganisation.

The amounts with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the jointly-controlled entities at December 31, 2003 are as follows:

			Percentage of			
Name	**Business structure**	**Place of incorporation and operations**	**Ownership interest**	**Voting power**	**Profit sharing**	**Principal activities**
China-France Bohai Geoservices Co., Ltd. ("China-France")	Corporate	Tianjin, PRC	50	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	Corporate	Shenzhen, PRC	60*	60	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC - OTIS")	Corporate	Tianjin, PRC	50	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging - Atlas")	Corporate	Guangdong, PRC	50	50	50	Provision of logging services
China offshore Thales Geo Solutions (Tianjin) Company Ltd. ("China Offshore Thales")	Corporate	Tianjin, PRC	50	50	50	Provision of geophysical services
Tianjin Jinlong Petro-Chemical Company Ltd. ("Jinlong")	Corporate	Tianjin, PRC	50	50	50	Provision of drilling fluids services

* In the opinion of the directors, the Company does not have control over Magcobar's financial and operating decisions, and accordingly, the financial statements of Magcobar have not been incorporated into the Group's consolidated financial statements. The financial statements of Magcobar have been dealt with in the Group's consolidated financial statements under the equity accounting method.

19. INVENTORIES

Inventories consist of materials and supplies.

20. ACCOUNTS RECEIVABLE

An aged analysis of accounts receivable as at the balance sheet date is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Outstanding balances aged:				
Within one year	**533,586**	523,674	**527,714**	524,230
Within one to two years	**58,973**	1,689	**58,973**	1,689
Within two to three years	**1,919**	40	**1,919**	40
	594,478	525,403	**588,606**	525,959
Less: Provision for doubtful debts	**(26,928)**	(530)	**(26,928)**	(530)
	567,550	524,873	**561,678**	525,429

The general credit terms of the Group range from 30 to 90 days.

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than CNOOC Limited Group (collectively known as "CNOOC Group"), which are repayable on similar credit terms to those offered to independent third party customers:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Due from CNOOC Group and CNOOC Limited Group	**208,636**	156,818	**208,636**	156,818

Included in the Company's accounts receivable at December 31, 2003 was an amount due from subsidiaries of RMB82,346,000 (2002: RMB46,895,000) which was repayable on similar credit terms to those offered to the major customers of the Group.

21. DUE TO THE ULTIMATE HOLDING COMPANY

The amount due to CNOOC at December 31, 2003 under current liabilities of the Group is unsecured, interest-free, and has no fixed repayment terms.

22. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at December 31, 2003 are unsecured, interest-free and have no fixed terms of repayment.

23. SHORT TERM INVESTMENTS

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Government debt securities purchased with an obligation to re-sell, market value	**180,427**	—	**180,427**	—

24. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash and bank balances:				
- Cash and balances with banks	**376,651**	2,558,045	**355,931**	2,553,371
- Deposit with CNOOC Finance Company Limited ("CNOOC Finance Company")	**152,552**	73,321	**152,552**	73,321
	529,203	2,631,366	**508,483**	2,626,692
Time deposits:				
- Banks	**1,572,402**	—	**1,572,402**	—
- CNOOC Finance Company	**100,000**	—	**100,000**	—
- CNOOC Trust and Investment Company Limited ("CNOOC Trust Company")	—	24,230	—	24,230
	1,672,402	24,230	**1,672,402**	24,230
Cash and balances with banks and financial institutions	**2,201,605**	2,655,596	**2,180,885**	2,650,922
Less: Pledged time deposits for letter of credit facilities	**(3,024)**	(23,440)	**(3,024)**	(23,440)
Cash and cash equivalents	**2,198,581**	2,632,156	**2,177,861**	2,627,482

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to RMB1,039,975,000. The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulation and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for currencies through.

25. TRADE PAYABLES AND OTHER PAYABLES

An aged analysis of trade and other payables as at the balance sheet date is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Outstanding balances aged:				
Within one year	**277,244**	254,662	**269,860**	253,328
Within one to two years	**5,851**	20,034	**5,851**	20,034
Within two to three years	**2,301**	45	**2,301**	45
	285,396	274,741	**278,012**	273,407

26. DEFERRED TAX

The principal components of the provision for deferred tax are as follows:

	Group		
	Consolidated for the year ended December 31, 2003	Pro forma combined for the year ended December 31, 2002	Consolidated for Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002
	RMB'000	RMB'000	RMB'000
		(note 1)	(note 1)
Deferred tax movement:			
Balance at beginning of the year	**567,299**	344,000	—
Acquisition pursuant to the Reorganisation	—	—	304,000
Deferred tax on revaluation upon Reorganisation	—	357,300	357,300
Credit for the year *(note 12)*	**(26,332)**	(134,001)	(94,001)
	540,967	567,299	567,299

26. DEFERRED TAX continued

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Deferred tax asset:				
Provision for staff bonus	**(25,867)**	(37,781)	**(25,867)**	(37,781)
Deferred tax liabilities:				
Accelerated depreciation	**255,001**	271,600	**255,001**	271,600
Revaluation surplus on Reorganisation	**311,833**	333,480	**311,833**	333,480
Net deferred tax liabilities	**540,967**	567,299	**540,967**	567,299

27. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

The long term payable to CNOOC is unsecured, interest-free and repayable over three years on an annual equal instalment basis with repayments commencing from May 1, 2005.

28. DISTRIBUTABLE RESERVES

As at December 31, 2003, in accordance with the PRC Company Law, an amount of approximately RMB1,976 million (2002: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB101 million (2002: RMB31 million) standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 30 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB352 million (2002: RMB124 million) available for distribution as dividend. Save as aforesaid, the Company did not have any reserves available for distribution to its shareholders at December 31, 2003.

29. ISSUED SHARE CAPITAL

	2003	2002
	RMB'000	RMB'000
Registered, issued and fully paid:		
2,460,468,000 State legal person shares of RMB1.00 each	**2,460,468**	2,460,468
1,534,852,000 H shares of RMB1.00 each	**1,534,852**	1,534,852
	3,995,320	3,995,320

The Company was established on December 25, 2001 with registered capital of RMB300,000,000, which was contributed in cash by CNOOC.

The Company does not have any share option scheme.

29. ISSUED SHARE CAPITAL continued

During the period from December 25, 2001 (date of incorporation) to December 31, 2002, the following movements in share capital were recorded:

(a) As part of the Reorganisation of CNOOC in preparation for the listing of the Company's shares on the HKSE, the Company obtained an approval document dated September 26, 2002 and was restructured into a joint stock limited liability company. Pursuant to the Reorganisation which was effective on April 30, 2002, the Company acquired the Relevant Businesses and the Relevant Companies (note 1). In consideration of the above acquisition, the Company issued 2,600 million State legal person shares at par value of RMB1.00 each to CNOOC, and the Company's registered and paid-up capital became RMB2,600 million accordingly.

(b) The Company's shares were listed on the HKSE on November 20, 2002 and 1,534,852,000 H shares, consisting of 1,395,320,000 new shares and 139,532,000 State legal person shares, respectively, with a par value of RMB1.00 each were issued to the public by way of placement and offer at HK$1.68 (equivalent to approximately RMB1.78) each.

A summary of the transactions from December 25, 2001 to December 31, 2002 with reference to the above movements of the Company's ordinary share capital is as follows:

	Number of shares in issue		Share Capital			
	State legal person shares	H shares	State legal person shares RMB'000	H shares RMB'000	Total RMB'000	Registered capital RMB'000
December 25, 2001 (date of establishment) and at December 31, 2001	—	—	—	—	—	300,000
Reorganisation (a)	2,600,000,000	—	2,600,000	—	2,600,000	(300,000)
Sales of State legal person shares by CNOOC and conversion into H shares (b)	(139,532,000)	139,532,000	(139,532)	139,532	—	—
Issue of H shares upon listing (b)	—	1,395,320,000	—	1,395,320	1,395,320	—
At December 31, 2002 and December 31, 2003	2,460,468,000	1,534,852,000	2,460,468	1,534,852	3,995,320	—

There was no movement in issued share capital for the year ended December 31, 2003.

30. RESERVES

(a) The amounts of the Group's reserves and the movements herein for the current year are presented in the consolidated statement of changes in equity on page 52 of the financial statements.

(b) Company

	Capital reserve RMB'000	Statutory reserve funds RMB'000	Retained profits RMB'000	Total RMB'000
	(iii)			
Issue of shares upon Reorganisation	999,354	—	—	999,354
Profit for the period from December 25, 2001 (date of establishment) to December 31, 2002 *(note (i))*	—	—	207,558	207,558
Transfer to statutory reserve funds *(note (ii))*	—	31,420	(31,420)	—
Issue of H shares upon listing	1,092,165	—	—	1,092,165
Share issuing expenses	(115,709)	—	—	(115,709)
Proposed final 2002 dividend	—	—	(52,339)	(52,339)
At December 31, 2002 and January 1, 2003	1,975,810	31,420	123,799	2,131,029
Net profit for the year	—	—	438,241	438,241
Interim 2003 dividend	—	—	(49,026)	(49,026)
Proposal final 2003 dividend	—	—	(90,694)	(90,694)
Transfer to statutory reserve funds	—	69,886	(69,886)	—
At December 31, 2003	**1,975,810**	**101,306**	**352,434**	**2,429,550**

Notes:

(i) The Company did not acquire the Relevant Businesses and the Relevant Companies as set out in note 1 to the financial statements until April 30, 2002. As such, there were no results of operations prior to April 30, 2002.

(ii) As detailed in note 14 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to statutory common reserve fund and statutory public welfare fund. The Company transferred 10% and 5% of after-tax profit to the statutory common reserve fund and statutory public welfare fund, respectively, in 2003.

(iii) Capital reserve account can only be used to increase share capital.

31. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

Net assets acquired upon Reorganisation

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000 (note 1)	Consolidated for the period from 25 December 2001 (date of establishment) to December 31, 2002 RMB'000 (note 1)
Net assets acquired:			
Property, plant and equipment, net	—	—	4,132,739
Interests in jointly-controlled entities	—	—	148,869
Inventories	—	—	159,403
Prepayments, deposits and other receivables	—	—	161,893
Accounts receivable	—	—	604,541
Due from other CNOOC group companies	—	—	9,284
Cash and bank balances	—	—	6,880
Due to the ultimate holding company	—	—	(22,547)
Trade payables and other payables	—	—	(384,662)
Salary and bonus payables	—	—	(115,227)
Due to other CNOOC group companies	—	—	(10,519)
Bank loans	—	—	(130,000)
Deferred tax liabilities	—	—	(661,300)
Long term payable to the ultimate holding company	—	—	(600,000)
	—	—	3,299,354
Satisfied by:			
Issue of State legal person shares	—	—	2,300,000
Capital Reserve	—	—	999,354
	—	—	3,299,354
Cash and bank balances acquired and net cash inflow in respect of the net assets acquired upon Reorganisation	—	—	6,880

32. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of its office properties and operating equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to seven years.

At December 31, 2003, the Group had following minimum lease payments under non-cancellable operating leases:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Within one year	**48,701**	12,773	**48,701**	12,773
In the second to fifth years, inclusive	**239,484**	4,493	**239,484**	4,493
After five years	**245,073**	—	**245,073**	—
	533,258	17,266	**533,258**	17,266

33. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for fixed assets construction and purchases:

	Group		Company	
	2003	2002	**2003**	2002
	RMB'000	RMB'000	**RMB'000**	RMB'000
Contracted, but not provided for	**50,889**	679,159	**50,889**	679,159
Authorised, but not contracted for	**3,330,953**	395,402	**3,330,953**	395,402
	3,381,842	1,074,561	**3,381,842**	1,074,561

34. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

35. RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under CNOOC and has extensive transactions and relationships with members of CNOOC. As such, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Related parties refer to corporations in which CNOOC is a shareholder and is able to exercise control and joint control or significant influence. The transactions were made on terms agreed between the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) CNOOC Limited Group; (ii) CNOOC Group; and (iii) its jointly-controlled entities and associate:

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for *the year ended* December 31, 2002 RMB'000 (note 1)	Consolidated for the period from December 25, 2001 (date of *establishment)* to December 31, 2002 RMB'000 (note 1)
A. Included in revenue			
Gross revenue earned from provision of services to the following related parties:			
a. CNOOC Limited Group			
Provision of drilling services	**639,199**	480,744	311,263
Provision of well services	**463,312**	332,658	254,526
Provision of marine support and transportation services	**334,924**	299,736	233,295
Provision of geophysical services	**237,471**	153,136	131,775
	1,674,906	1,266,274	930,859
b. CNOOC Limited Group as operator under production sharing contracts			
Provision of drilling services	**49,556**	62,136	49,498
Provision of well services	**10,376**	194,649	107,476
Provision of marine support and transportation services	**48,630**	57,983	13,244
Provision of geophysical services	**6,325**	16,980	16,980
	114,887	331,748	187,198

35. RELATED PARTY TRANSACTIONS continued

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000 (note 1)	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000 (note 1)
c. CNOOC Group			
Provision of drilling services	**29,181**	5,828	5,828
Provision of well services	**13,154**	30,991	30,991
Provision of marine support and transportation service	**69,361**	91,711	57,885
Provision of geophysical services	**35,067**	10,092	10,092
	146,763	138,622	104,796
d. Jointly-controlled entities and associate			
Provision of drilling services	**1,309**	2,449	2,449
Provision of well services	**30,254**	22,845	22,845
	31,563	25,294	25,294
B. Included in operating expenses			
Services provided by the CNOOC Group:			
Labour services	**14,901**	50,278	33,459
Materials, utilities and other ancillary	**58,794**	66,670	50,876
Transportation services	**3,095**	9,500	6,315
Lease of office, warehouse, berths	**16,652**	7,796	6,658
Lease of equipment	**—**	1,420	1,061
Repair and maintenance services	**2,361**	27,724	22,871
Management services	**15,789**	4,375	4,262
	111,592	167,763	125,502
C. Included in interest income/expenses:			
Interest income earned from the CNOOC Group	**2,369**	1,861	836
Interest expenses paid to the CNOOC Group	**—**	4,520	2,776

35. RELATED PARTY TRANSACTIONS continued

	Consolidated for the year ended December 31, 2003 RMB'000	Pro forma combined for the year ended December 31, 2002 RMB'000	Consolidated for the period from December 25, 2001 (date of establishment) to December 31, 2002 RMB'000
		(note 1)	(note 1)
D. Transfer of property, plant and equipment and business:			
Purchases of property, plant and equipment from the CNOOC Group	—	2,392	2,392
Sale of property, plant and equipment to CNOOC Group	—	98,553	14,000

		December 31, 2003 RMB'000	2002 RMB'000
E. Deposits and loans:			
Deposits placed with CNOOC Trust Company	—	**24,230**	24,230
Deposits placed with CNOOC Finance Company	**252,552**	**73,321**	73,321

In addition to the above, (i) during the year, accounts receivable amounting to approximately RMB58 million were settled through CNOOC Finance Company at an early settlement discount of approximately RMB200,000 with recourse; and (ii) CNOOC made an advance of RMB238 million to the Company during 2002 which was repaid prior to December 31, 2002. No such advance was noted for the year.

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the lease of properties and various other commercial arrangements.

During the year, all pension payments relating to the supplementary pension benefits of approximately RMB28 million (2002: RMB49 million) were borne by CNOOC (note 11).

35. RELATED PARTY TRANSACTIONS continued

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at no consideration. The Company signed various property lease agreements in September 2002 with CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. Pursuant to these lease agreements, the Company is required to pay an aggregate annual rental of RMB7.6 million effective from 1 August 2002 to CNOOC Group.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

36. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on March 23, 2004.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 27 May 2004 (Thursday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the Report of the Auditors for the year ended 31 December 2003.

2. To consider and approve a final dividend for the year ended 31 December 2003.

3. To review and consider the budget for fiscal year 2004.

4. To consider and approve the Report of the Directors for the year ended 31 December 2003.

5. To consider and approve the Report of the Supervisory Committee for the year ended 31 December 2003.

6. To elect two directors and to fix the remuneration of the directors.

7. To re-appoint Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2004 and authorize the Board of Directors of the Company to fix their fees.

By order of the Board

Chen Weidong
Company Secretary

Hong Kong, 23 March 2004

Notes:

(a.) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 27 May 2004 (Thursday) and representatives of China National Offshore Oil Corporation are entitled to attend and vote at the AGM.

(b.) Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Office of the Company in Hong Kong by facsimile or by post no later than 7 May 2004 (Friday):

Address: 65/F., Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(c.) Each Shareholder of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid.

(d.) The Company's Register of Member will be closed from 27 April 2004 (Tuesday) to 27 May 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM and qualify for entitlement to the 2003 dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 26 April 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(e.) Shareholders or their proxies must present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(f.) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

Glossary

2D	Seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2D is used to map geographical structures for initial analysis
3D	Seismic data collected in three-dimensional form, by utilizing two sound sources and two or more collection points; typically 3D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling
Crude oil	Crude oil, including condensate and natural gas liquids
Day rate	Fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel
Directional drilling	Intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled from a single production platform
Drilling fluids	Fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various additives
E&P	Exploration and production
Field	A specified area within a block, which is designated under a PSC for development and production
HTHP	High-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000 psi; HTHP conditions make drilling more difficult
LWD	Logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process
MWD	Measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process
OPEC	Organization of the Petroleum Exporting Countries
PSC	A production sharing contract offshore China
PSC partners	Foreign parties to PSCs
Seismic data	Data recorded in either two-dimensional (2D) or three-dimensional (3D) form from sound wave reflections off of subsurface geology. This data is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves
Streamers	Clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are owed behind seismic vessels at controlled shallow water depths to collect seismic data

Glossary

Well completion	Services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing
Well workover	Any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir; this may include replacement of casing and well treatment, such as sand control, fracing, acidizing
bbl	A barrel, which is equivalent to approximately 158,988 liters or 0.134 tons of oil (at a API gravity of 33 degrees)
kW	Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1.36 horsepower

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